Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Smardii, Inc.
1221 Brickell Avenue, Suite 900
Miami, FL 33131
smardii.com

Up to $999,999.00 in Class A Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Smardii, Inc.
Address: 1221 Brickell Avenue, Suite 900, Miami, FL 33131
State of Incorporation: DE
Date Incorporated: July 05, 2016

Terms:

Equity

Offering Minimum: $9,999.00 | 3,333 shares of Class A Common Stock
Offering Maximum: $999,999.00 | 333,333 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $249.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Lead Investor

Invest $250,000 within the first 2 weeks and receive an additional 20% bonus shares.

Amount-Based:

$500+ | Tier 1

Join the priority waitlist to be among the first to receive the Smardii system

$1,000+ | Tier 2

5% bonus shares + Join the priority waitlist to be among the first to receive the Smardii system

$2,500+ | Tier 3

7% bonus shares + Join the priority waitlist to be among the first to receive the Smardii system

$5,000+ | Tier 4

9% bonus shares + Join the priority waitlist to be among the first to receive the Smardii system + Meet (virtually) with the Founders to discuss "Smardii Into the Future".

$10,000+ | Tier 5

12% bonus shares + Join our Clinical/Investor advisory group + 10% discount on Smardii (Outside discounts/margins won't stack) + Join priority waitlist + invitation to our "Investors Greetings Dinner" (transportation/accommodation costs excluded).

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Smardii's will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common

Stock at $3.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Smardii is tackling a global issue which is the exponential increase of the elderly population (baby boomers) combined with the lack of nurses to take care of them. Nursing homes have been struggling with poor staffing ratios, increased costs and liabilities, lack of resources (financial, technological, manpower), and poor patient outcomes for decades. The COVID-19 pandemic has put an additional strain on healthcare operators who now need more than ever to reduce costs and improve efficiencies using technology. Smardii is now a must-have and a new standard of care for these operators.

Smardii is a sensor-based wearable solution that transforms any adult incontinence protection into a smart garment that continuously monitors and detects health conditions. The smart system detects urine and stool, body positioning for medical staff and caregivers to review on the Smardii dashboard or app and respond to in real-time (it will also check body temperature, and run real-time urinalysis in an upcoming version). Through this product, Smardii is crafting the future of adult and elder care while providing valuable information for preventive care, dignity of care, and improved health.

Smardii is a Delaware C-Corporation operating in Miami, Florida. The Company's business model is a Software as a Service (SaaS), whereby business customers (e.g. skilled nursing facilities, assisted living facilities) are being provided the necessary hardware (Puck, Charger, Gateway) and daily supplies (disposable sensor-strips) to remotely monitor their residents via the Smardii App and Nursing Station web-based application.

Formed in Delaware on July 5th, 2016 by two (2) co-founders (then four (4)), the original business was named "i-diaper, LLC". Pursuant to the entry into share contribution agreements by the four (4) co-founders, it was then restructured under a top holding company named "Melius Health LLC", which sole purpose is to directly own equity into the Company. Over time, "i-diaper LLC" was renamed "Smardii, LLC", and was ultimately converted into a C-Corporation under the name "Smardii, Inc.", which is being used today.

Competitors and Industry

Smardii is serving the **trillion dollar global long-term care market**, which is expected to reach USD 1.7 trillion by 2027, expanding at a CAGR of 7.1%. Increasing aging and life expectancy will continue to boost the market growth during the analysis period. Advancements in medical technology have allowed caregivers and family members to securely diagnose and treat the elderly population base effectively. Continuous developments in the medical field have further saved several individuals' lives and thus enhanced the quality of life. Emerging technologies for the elderlies like Smardii's favor the market revenue.

This market is divided into three main categories:

1. Home Healthcare Services,

2. Community-based Services ((i) adult day services and (ii) residential care communities), and

3. Facility-based services ((i) hospices and (ii) nursing homes).

Long-term care operators have been struggling with poor staffing ratios, increased costs and liabilities, lack of resources (financial, technological, manpower), and poor patient outcomes for decades. The COVID-19 pandemic has put an additional strain on healthcare operators who now need more than ever to reduce costs and improve efficiencies using technology. WE believe Smardii is now a must-have and a new standard of care for these operators.

Globally, healthcare operators need a comprehensive patient health remote monitoring tool.

We can list competitors in 3 main categories:

1. Gadgets incompatible for the adult market, such as Pampers Lumi (for babies), and Opro9 (for babies).

2. Basic Wetness Indication Tools: here we could oppose large diaper companies such as Ontex, Tena, and Abena to startups such as DriQ, Monit, SECCO VieConnect, Near Health, or Simavita. Their commonalities are that (i) they only detect moisture (which we define as a "*basic wetness indication*"), (ii) they must either be integrated into a diaper, or force healthcare operators to use a specific brand/type of diaper, and (iii) none is on the market as per today.

3. Medical Device / Health Monitoring Tools: Companies such as LifeFone, GreatCall, Medical Alert, Medical Care Alert, and many others are strictly focused on fall detection and geolocation. Leaf Healthcare is providing insights on repositioning for pressure ulcers. The only solution on the market today that provides all three services plus *advanced* incontinence management is Smardii. We defined *advanced incontinence management* as the ability to accurately detect and differentiate urine from stool, as opposed to merely detecting moisture.

Current Stage and Roadmap

Smardii's innovative new product has emerged as a disruptive force in adults and eldercare. Smardii is a sensor-based wearable solution that transforms any adult incontinence protection into a smart diaper that continuously monitors and detects health conditions.

Smardii's first-generation product ("**Smardii Gen1**") is an FDA-compliant medical device (Class I & II 510k exempt), manufactured according to cGMP (Current Good Manufacturing Practice regulations enforced by the FDA), and currently on the market. The smart system detects urine and stool, as well as body positioning for fall detection, and repositioning (pressure ulcers monitoring), for medical staff and caregivers to review on the Smardii dashboard or App and respond to in real-time.

Smardii's second-generation product ("**Smardii Gen2**") will be reading body temperature and running real-time urinalysis also for a quick response by caregivers. Through this product, Smardii is crafting the future of adult and elder care while providing valuable information for preventive care, the dignity of care, and improved health. While Smardii Gen1 is already on the market, Smardii Gen2 is at the proof of concept phase. We have decided on a two-step approach in our roadmap in order to reduce costs, decrease time to market, and comply with FDA regulations. Indeed, while Smardii Gen1 is a low-risk medical device exempt from 510k review, Smardii Gen2 will not be exempt and should go through FDA review. We believe the FDA approval process for Smardii Gen2 could take about 12 months.

We have **2 families of (utility) patents pending** that cover Smardii's intellectual property on the hardware and the algorithm (series of steps). We have also filed for PCTs (Patent Cooperation Treaty) in Australia, Canada, Europe, India, and Japan. Our historical legal counsel is Morrison & Foerster (www.mofo.com), which is according to U.S. News – Best Lawyers 2019, *"[O]ne of the largest and highest-rated intellectual property practices in the world. The firm's litigators are renowned for their success in high-stakes, complex cases worldwide"*. According to Chambers & Partners, "*MoFo is a global IP powerhouse, developing novel solutions for protecting and enforcing some of the most prized IP in the world. MoFo is called upon to represent clients in their most high-profile and complex patent, copyright, trademark, trade dress, trade secrets, and licensing matters"*.

Our technology was exhibited at the **CES 2020 in Las Vegas**, where hundreds of people have visited our booth and observed real-time demo all day long. During this event, the largest trade show on the planet, we participated in the **NASA iTech Challenge** and were among the **Top10** finalists, out of more than 300 participants.

During Q4 2020, **Smardii Gen1 was piloted at "Les Opalines", France's 7th largest chain of nursing homes** (Skilled Nursing Facility - EHPAD). After 5 weeks of the successful pilot (over 6,000 hours of live data collected), Les Opalines have decided to progressively increase the number of residents involved in a larger scale roll-out that will continue for another 6 months.

Previously, we have received incredible traction from long-term care operators, whether facility-based, community-based, or in-home services companies. As a result, we have signed Letters of Intent to pilot Smardii and, if successful, negotiate a purchase order in good faith, with the nine (9) following operators:

- Les Opalines (France): total capacity 3,300 beds.

- Carbondale (USA): total capacity 115 beds.

- Amica (Canada): total capacity of 3,700 beds.

- Ability Beyond (USA): total capacity 3,000 beds.

- IRCER Assunta di Recanati (Italy): total capacity 100 beds.

- ALC Nursing Beaulieu (France): total capacity 105 beds.

- Senior Healthcare Solutions (USA): total capacity 300 beds.

- Ellen Memorial (USA): total capacity 130 beds.

- Hyeres Hospital (France): total capacity 150 beds in nursing home and over 100,000 hospitalizations/visits per year.

Since COVID-19, we have received an important number of customer requests but we are intentionally pushing these requests in a queue so that we can focus on our existing partners listed above, and strive to provide them with flawless onboarding, ongoing service, and customer support. Funds being raised under this RegCF offering should allow us to properly scale up and onboard existing partners and new customers we have in our queue.

Since the end of the pilot in December 2020, we have spent a significant amount of time working on **supply chain optimization**, and (Cost Of Goods Sold) **COGS reduction**. As such, we have reduced our COGS by ten (10) and our supply chain is ready to produce at low, medium, and high volumes.

For the last two (2) years, but especially since COVID-19, we have been approached by several companies in the B2B, B2B2C, or B2C space. We have entered detailed conversations with some of them. Some companies are among the world's largest in their industry.

The next major milestones will be to (i) constantly improve software and hardware design for a better customer experience, (ii) keep onboarding more sites and more residents at partner nursing homes during the course of 2021, (iii) continue and accelerate our IP protection activities and file several more families of patents, (iv) together with our partners, work on Medicare reimbursement (currently there are several CPT codes for Remote Patient Monitoring for which Smardii should be eligible), (v) implement some adjustments on the software and hardware to make our solution more consumer-oriented, in order to enter the B2C market in 2022, and (vi) resume our R&D activities on Smardii Gen2 for a possible launch at the end of 2022

(subject to FDA approval).

Next to that, we are currently accelerating conversations with large strategics in the B2B2C and B2C space.

The Team

Officers and Directors

Name: Sebastien Gaddini

Sebastien Gaddini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director & President
  Dates of Service: July 05, 2016 - Present
  Responsibilities: Corporate Strategy (no cash compensation. Equity Owner)

Other business experience in the past three years:

- **Employer:** Vistra
  Title: Head of Legal & International Operations
  Dates of Service: October 15, 2013 - January 05, 2020
  Responsibilities: Oversight of teams' legal and operational assistance to corporate and fund clients on their international corporate needs

Name: Mathieu Gaddini

Mathieu Gaddini's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Medical Officer
  Dates of Service: August 20, 2016 - Present
  Responsibilities: In charge of the clinical aspect of the business. (no cash compensation. Equity Owner)

- **Position:** Director
  Dates of Service: July 22, 2019 - Present
  Responsibilities: Board directorship (no cash compensation. Equity Owner)

Other business experience in the past three years:

- **Employer:** Medical General Practice
  Title: Partner

Dates of Service: July 04, 2006 - Present
Responsibilities: Internal Medicine General Practitioner

Name: Alpesh Patel

Alpesh Patel's current primary role is with Investor. Alpesh Patel currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Member of the Board. (no cash compensation. Equity Owner)

Other business experience in the past three years:

- **Employer:** Al's Quick Stop
  Title: Owner
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Owner

Name: John Welch

John Welch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: October 26, 2020 - Present
  Responsibilities: Marketing, Sales, Customer Engagement. (no cash compensation, but compensated in SAFE $10,000 worth of SAFE per month)

Other business experience in the past three years:

- **Employer:** Lutronic
  Title: Director of Global Marketing
  Dates of Service: January 01, 2019 - October 31, 2019
  Responsibilities: Sales & Marketing

Other business experience in the past three years:

- **Employer:** Dale Medical Products
  Title: Executive VP & COO
  Dates of Service: September 01, 2013 - December 31, 2018
  Responsibilities: Sales, Marketing and Business Development

Name: Spiro Leunes

Spiro Leunes's current primary role is with Self-Employed. Spiro Leunes currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: November 01, 2020 - Present
  Responsibilities: Finance. (no cash compensation, but compensated in SAFE $3,000 worth of SAFE per month)

Other business experience in the past three years:

- **Employer:** Self-Employed
  Title: Self-Employed
  Dates of Service: December 15, 2020 - Present
  Responsibilities: Owner

Other business experience in the past three years:

- **Employer:** BDO
  Title: Tax Partner
  Dates of Service: August 01, 2019 - October 31, 2020
  Responsibilities: Taxation, Life Sciences Lead

Other business experience in the past three years:

- **Employer:** Withum
  Title: Tax Partner
  Dates of Service: December 01, 2016 - August 31, 2019
  Responsibilities: Tax Partner

Name: Vikram Mehta

Vikram Mehta's current primary role is with MacKay Shields. Vikram Mehta currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 05, 2016 - Present
  Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** MacKay Shields
  Title: Director
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Marketing & Client Relations

Other business experience in the past three years:

- **Employer:** Oaktree Capital
  Title: Vice President
  Dates of Service: January 01, 2013 - July 01, 2019
  Responsibilities: Marketing and Client Relations

Name: Gregory Zaic

Gregory Zaic's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Ridgebury Associates LLC
  Title: Sole Owner
  Dates of Service: May 22, 2006 - Present
  Responsibilities: Sole Owner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Common Stock in the amount of up to 1,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing remote patient monitoring. Our revenues are therefore dependent upon the market for remote patient monitoring.

We may never have an operational product or service
It is possible that there may never be an operational product or service or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of Smardii and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get

nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Smardii, Inc (a.k.a. i-diaper, LLC) was formed on July 5th, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smardii, Inc has incurred a net loss and has had limited revenues generated

since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Smardii is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an IoMT business, we may be vulnerable to hackers who may access the data of our investors and customers using our services. Further, any significant disruption in service on Smardii, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our solution. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our

technology provider or on Smardii, Inc could harm our reputation and materially negatively impact our financial condition and business.

We are an early-stage company with a history of net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.
We have incurred net losses since our inception in July 2016 and we may continue to incur additional losses. The losses and accumulated deficit were primarily due to the substantial investments we made to develop and improve our business and product through research and development efforts and infrastructure improvements. Over the next several years, we expect to continue to devote substantially all of our resources to further research and development and marketing to increase adoption of our product. These efforts may prove to be more expensive than we currently anticipate and we may not succeed in increasing our revenue sufficiently to offset these higher expenses, or at all. In addition, as a public reporting company under Regulation CF, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Accordingly, we cannot assure you that we will achieve profitability in the future or that, if we do become profitable, we will sustain profitability. Our failure to achieve and sustain profitability in the future could cause the market price of our common stock to decline and could have a material adverse effect on the viability of our company.

Our continuing as a going concern depends upon external sources of financing.
If we are not able to raise additional capital and we continue to experience operating losses, we will be unable to operate our business or continue as a going concern. Because we have generated no revenue, all expenditures during our development stage have been recorded as operating losses. The expected gross offering proceeds may never be realized. While we believe that the net proceeds from this offering will capitalize and sustain us to allow for the continued development and implementation of our business plan, if only a fraction of this offering is sold, or if certain assumptions contained in our business plan proves to be incorrect, we may have inadequate funds to fully develop and market our product and sustain business. Although we believe that the proceeds from this offering will be sufficient to help sustain our development process and business operations, there is no guarantee that we will raise all the funds needed to successfully execute our business plan.

We will require substantial additional funding, which we may not be able to secure on favorable terms, or at all, and our failure to obtain additional financing on acceptable terms and in a timely manner could force us to delay, reduce or eliminate our product development programs and commercialization efforts.
To date, we have financed our research and development activities primarily through net proceeds from the issuance of SAFEs, convertible notes, and Common Stock. We cannot guarantee that the net proceeds from this offering together with the foregoing sources of liquidity and cash flows from future operations alone will be sufficient to allow us to fund our business beyond the next 12 months. We expect capital expenditures and operating expenses to increase over the next several years as we expand our infrastructure, commercial operations and research and development activities. However, our future funding requirements will depend on many factors,

including: actions taken by the U.S. Food and Drug Administration, or FDA, CMS and other regulatory authorities affecting our product and competitive products; the rate at which our product are adopted by end users; the possible reimbursement rates associated with our products through MACs or third party commercial payors; research and development costs of our current product, and our next generation products; the costs of hiring additional personnel and investing in infrastructure; the costs and other expenses incurred to satisfy our SEC reporting obligations as a public company; the degree of success we experience in commercializing our product and future products; the costs associated with expanding our manufacturing capabilities; our ability to secure contracts [with third-party payors] and coverage with additional commercial and government payors providing for reimbursement of our goods; the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights or defending against claims of infringement by others; and the costs of investing in additional lines of business. We may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity or equity-linked securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of additional indebtedness or the issuance of certain preferred equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could materially and adversely affect our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to relinquish, or license to a third party on unfavorable terms, our rights to technologies or product candidates that we otherwise would seek to develop or commercialize ourselves, or reserve certain opportunities for future potential arrangements when we might otherwise be able to achieve more favorable terms. In addition, we may be forced to work with a partner on one or more of our products or market development programs, which could lower the economic value of those programs to us. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, we may terminate or delay the development of one or more of our products, delay clinical trials necessary to market our products, or delay establishment of sales and marketing capabilities or other activities necessary to commercialize our products. If this were to occur, our ability to grow and support our business and to respond to market challenges could be significantly limited.

Our business is dependent upon the successful completion of research and development.

We believe that we are currently in the final stages of our product development. However, we can provide no assurances that our product will be ready for full

commercial use and deployment on the timeline expected or at all. Any delays in the completion of product development, including but not limited to research & development, design verification, supply chain optimization, or else could materially and adversely affect our results of operations, cash flows, liquidity and the market price of our common stock. In addition, we intend to continually invest in additional research and development to improve our product even after it is released commercially. We believe that the success of our company will depend on our ability to introduce improvements to our product, and if we are unable to do so, it could have a material adverse effect on our results of operations, financial condition, cash flows, liquidity and the market price of our common stock.

Our business is dependent upon the reliability of digital health monitoring results.
Our product is comprised of (i) a reusable, rechargeable, waterproof electronic device called "Puck" that attaches to an adult incontinence protection, and physically connects to (ii) a disposable sensor-strip, which is self-applied inside any brand or type of adult incontinence garment. The sensors aim at capturing a wide range of biometric values, while the Puck is designed as a data processing tool. We also anticipate adding new features and functionality in the future. The reliability of the health data obtained will be key to our success, and although we believe our technology has proven to be accurate, we can provide no assurances that our device will provide accurate values. If our product does not produce accurate results, the viability of our business and our product will be materially and adversely impacted. From time to time, there may be claims made against us alleging that our products do not provide accurate measurements and data to users, including claims asserting that certain features of our products do not operate as advertised. Such reports and claims could result in negative publicity and, in some cases, require us to expend time and resources to defend litigation. If our products fail to provide accurate measurements and data to users, or if there are reports or claims of inaccurate measurements, claims of false advertisement, or claims of inaccuracy regarding the overall health benefits of our products in the future, we may become the subject of negative publicity, litigation, including class action litigation, regulatory proceedings, and warranty claims, and our brand, operating results, and business could be harmed.

Our business is dependent upon healthcare providers and consumers adopting our product, and if we fail to obtain broad adoption of our product, our business would be adversely affected.
We currently have limited brand recognition and operating history. As a result, our success will depend on our ability to educate physicians, caregivers, and other users regarding the benefits of our product over existing products, and to persuade them to deploy our product in their facilities or to use our product for themselves or their loved ones. We do not know if our product will be successful over the long term and market acceptance may be hindered if physicians, caregivers, and other users are not presented with compelling data demonstrating the efficacy of our product compared to alternative technologies. Any studies we, or third parties which we sponsor, may conduct comparing our product with alternative technologies will be expensive, time consuming and may not yield positive results. In order to gain market share in both the medical and retail markets, we may have to spend significant resources on

marketing for our product, which could reduce the amount of resources we can devote to research and development to improve our product or develop new products. If we are unable to obtain broad adoption of our product, our results of operations, cash flows, liquidity, market price of our common stock and the ultimate viability of our business may be materially and adversely affected.

Adoption of our product by healthcare providers may be significantly impacted by their ability to be reimbursed for the use of our product by third party payors and the Centers for Medicare & Medicaid Services, or CMS.

Adoption of our product may be directly influenced by a number of factors, including the ability of healthcare providers to obtain sufficient reimbursement from third party commercial payors and CMS for the use of our product. The efficacy, safety, performance and cost-effectiveness of our product, on a stand-alone basis and relative to competing products, will determine the availability and level of reimbursement received by us and providers. We intend to seek to establish pricing contracts with third-party payors setting forth the reimbursement rates for us and providers. However, we can provide no assurances that we will successfully enter into these contracts or that these contracts will have reimbursement rates that are profitable to us. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors, and coverage and reimbursement for products can differ significantly from payor to payor. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our products and to justify the level of coverage and reimbursement relative to other therapies, with no assurance that coverage and adequate reimbursement will be obtained. Third-party payors may also have difficulty in determining the appropriate coverage of our product candidates. To the extent there are any delays in determining such coverage or inadequate coverage and reimbursement for all aspects of our solution, it would adversely affect the market acceptance, demand and use of our product. Physicians may be reluctant to prescribe the use of our product by patients covered by non-contracted insurance policies because of the uncertainty surrounding reimbursement rates and the administrative burden of interfacing with patients to answer their questions and support their efforts to obtain adequate reimbursement for our product. If healthcare providers do not adopt and/or prescribe our product, it will have a material adverse effect on our results of operations, financial condition, cash flows and liquidity.

Reimbursement by CMS is highly regulated and subject to change; our failure to comply with applicable regulations could result in decreased revenue and may subject us to penalties or have a material adverse impact on our business.

With respect to elderly end-users, we intend to seek reimbursement for our product by CMS. CMS imposes extensive and detailed requirements on manufacturers of medical devices and providers of medical services, including but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit reimbursement claims, how we operate our monitoring facilities and how and where we provide our monitoring solutions. Our failure to comply with applicable CMS rules

could result in a non-reimbursement under the CMS payment programs, if already under a reimbursement program that becomes discontinued our business being required to return funds already paid to us, civil monetary penalties, criminal penalties and/or exclusion from the CMS programs. In addition, regional Medicare Administrative Contractors, or MACs, change from time to time, which may result in changes to reimbursement rates, increased administrative burden and reimbursement delays.

Changes in public health insurance coverage and CMS reimbursement rates for the Product could affect the adoption of the Product and our future revenue.
Government payors may change their coverage and reimbursement policies, as well as payment amounts, in a way that would prevent or limit reimbursement for our product, which would significantly harm our business. For example, government and other third-party payors require us to identify the service for which we are seeking reimbursement by using a Current Procedural Terminology, or CPT, code set maintained by the American Medical Association. We will need to secure CPT codes specific to our category of diagnostic monitoring. In addition, third-party payors often reimburse based on CMS reimbursement rates. To the extent CMS reduces its reimbursement rates for our product, third-party payors may reduce the rates at which they reimburse for our product, which could adversely affect our revenue. Determinations of which products will be reimbursed under Medicare can be developed at the national level through a national coverage determination, or an NCD, by CMS, or at the local level through a local coverage determination, or an LCD, by one or more of the regional MACs, which are private contractors that process and pay claims on behalf of CMS for different regions. In the absence of an NCD, as is the case with our product, the MAC with jurisdiction over a specific geographic region will have the discretion to make an LCD and determine the fee schedule and reimbursement rate within the region, and regional LCDs may not always be consistent in their determinations. We may be required to respond to potential changes in reimbursement rates for our products. Reductions in reimbursement rates, if enacted, could have a material adverse effect on our business. Further, a reduction in coverage by Medicare could cause some commercial third-party payers to implement similar reductions in their coverage or level of reimbursement of our product. Given the evolving nature of the healthcare industry and on-going healthcare cost reforms, we will be subject to changes in the level of Medicare coverage for our products, and unfavorable coverage determinations at the national or local level could adversely affect our business and results of operations. In addition, healthcare reform legislation or regulation may be proposed or enacted in the future that may adversely affect such policies and amounts. Changes in the healthcare industry directed at controlling healthcare costs could impair the use of Products. We cannot predict whether and to what extent existing coverage and reimbursement will continue to be available. If physicians, hospitals and clinics are unable to obtain adequate coverage and government reimbursement of our product, they are significantly less likely to use our product and our business and operating results would be harmed.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations, including our revenue, profitability and cash flow, may vary significantly in the future and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Fluctuation in quarterly and annual results may decrease the value of our common stock. Factors that may cause fluctuations in our quarterly and annual results include, without limitation: market acceptance of our product; our ability to get payors under contract at acceptable reimbursement rates; the availability of reimbursement for our product through government programs; our ability to attract new customers and improve our business with existing customers; results of our clinical trials/pilots and publication of studies by us, competitors or third parties; the timing and success of new product introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or strategic partners; our revenue recognition policy, which generally provides that we recognize revenue only upon the earlier of notification of payment or when payment is received; the amount and timing of costs and expenses related to the maintenance and expansion of our business and operations; changes in our pricing policies or those of our competitors; general economic, industry and market conditions; the regulatory environment; expenses associated with unforeseen product quality issues; timing of physician prescriptions and demand for our product; the hiring, training and retention of key employees, including our ability to expand our sales team; litigation or other claims against us for intellectual property infringement or otherwise; our ability to obtain additional financing; and advances and trends in new technologies and industry standards. The variability and unpredictability of our operating results or other operating metrics could result in our failure to meet investors' expectations for a particular period. If we fail to meet or exceed such expectations for these or any other reason, the market price of our common stock could be negatively impacted.

If third-party commercial payors do not provide any or adequate reimbursement, rescind or modify their reimbursement policies or delay payments for our product, or if we are unable to successfully negotiate reimbursement contracts, our commercial success could be compromised.

We intend to receive a portion of our revenue from third party private commercial payors, such as medical insurance companies. These commercial payors may reimburse our product at inadequate rates, suspend or discontinue reimbursement at any time or require or increase co-payments from patients. Any such actions could have a negative effect on our revenue and the revenue of providers prescribing our product. Physicians may not prescribe our product unless payors reimburse a substantial portion of the submitted costs, including the physician's, hospital's or clinic's charges related to the use of our product and the interpretation of results which may inform a diagnosis. There is significant uncertainty concerning third party reimbursement of any new product until a contracted rate is established. Reimbursement by a commercial payor may depend on a number of factors, including

a payor's determination that the prescribed product is: not experimental or investigational; appropriate for the specific patient; cost effective; supported by peer-reviewed publications; and/or advocated by key opinion leaders. Since each payor makes its own decision as to whether to establish a policy concerning reimbursement or enter into a contract with us to set the price of reimbursement, seeking reimbursement on a payor-by-payor basis is a time consuming and costly process to which we expect to dedicate substantial resources. If we do not dedicate sufficient resources to establishing contracts with third-party commercial payors, the amount that we are reimbursed for our product may decline, our revenue may become less predictable, and we will need to expend more efforts on a claim-by-claim basis to obtain reimbursement for our product. A portion of our revenue will be derived from third-party commercial payors who will have pricing contracts with us, which means that the payor has agreed to a defined reimbursement rate for our product. Although these contracts are expected to provide a high degree of certainty to us, physicians and hospitals and clinics with respect to the rate at which our product will be reimbursed; these contracts also impose a number of obligations regarding billing and other matters, and our noncompliance with a material term of such contracts may result in termination of the contract and loss of any associated revenue. A portion of our revenue will be derived from third-party commercial payors without such contracts in place. Without a contracted rate, reimbursement claims for our product will often be denied upon submission, and we must appeal the denial. The appeals process is time consuming and expensive, and may not result in full or any payment. In cases where there is no contracted rate for reimbursement, it may be more difficult for us to acquire new accounts with physicians, hospitals and nursing homes. In addition, in the absence of a contracted rate, there is typically a greater out-of-network, co-insurance or co-payment requirement which may result in payment delays or decreased likelihood of full collection. In some cases involving non-contracted insurance companies, we may not be able to collect any amount or only a portion of the invoiced amount for our product. We expect to dedicate significant resources to establishing pricing contracts with non-contracted insurance companies; however, we can provide no assurance that we will be successful in obtaining such pricing contracts or that such pricing contracts will contain reimbursement for our product at rates that are favorable to us. If we fail to establish these contracts, we will be able to recognize revenue only upon the earlier of notification of payment or when payment is received. We may informally engage physicians, hospitals and nursing homes to help establish contracts with third-party payors who insure their patients. We cannot provide any assurance that such physicians, hospitals and nursing homes will help us establish contracts in the future. If we fail to establish contracts with more third-party payors it may adversely affect our ability to increase our revenue. In addition, a failure to enter into contracts could affect a physician's willingness to implement our product because of the administrative work involved in interacting with patients to answer their questions and help them obtain reimbursement for our product. If physicians are unwilling to implement or prescribe our product due to the lack of certainty and administrative work involved with patients covered by non-contracted insurance companies, or patients covered by non-contracted insurance companies are unwilling to risk that their insurance may charge additional out-of-

pocket fees, our revenue could decline or fail to increase.

If we are unable to manage the anticipated growth of our business, our future revenue and operating results may be materially and adversely affected.

Any growth that we experience in the future could provide challenges to our organization, requiring us to expand our sales personnel and manufacturing operations (internally or externally) and general and administrative infrastructure. In addition to the need to scale our operations capacity, future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced people manufacture, market and sell our product and analyze the produced data, which could result in inefficiencies and unanticipated costs, reduced quality in our analytics reports and disruptions to our operations. As we seek to gain greater efficiency, we may expand the automated portion of our product and require productivity improvements from our technicians. Such improvements could compromise the quality of our analytics reports. In addition, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. The time and resources required to optimize our systems are uncertain, and failure to complete optimization in a timely and efficient manner could adversely affect our operations. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our business could be materially and adversely affected.

If we are unable to support demand for our products, our business could suffer.

As demand for our products increase, we will need to continue to scale our manufacturing capacity and algorithm processing technology, expand customer service, billing and systems processes and enhance our internal quality assurance program. We will also need additional technicians and other personnel to process higher volumes of data. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. There can be no assurance that we will be able to perform our data analysis on a timely basis at a level consistent with demand, quality standards and physician expectations. If we encounter difficulty meeting market demand, quality standards or physician expectations, our reputation could be harmed and our business, prospects, results of operations and financial condition could be materially and adversely affected.

We have limited experience manufacturing our product in commercial quantities, which could harm our business.

Because we have only limited experience in manufacturing our product in commercial quantities, we may encounter production delays or shortfalls. Such production delays or shortfalls may be caused by many factors, including the following: changes to our

production processes to accommodate this growth; changes in manufacturers; failure to maintain appropriate inventory; delays in completing validation and verification testing for our product, and for new controlled environment rooms at our manufacturing facilities (internal or external). delays caused by noncompliance with FDA regulations; and our inability to attract and maintain new employees. If we are unable to keep up with demand for our product, our revenue could be impaired and market acceptance for our product could be harmed. Our inability to successfully manufacture our products in sufficient quantities, or provide our analytics services in a timely manner, would have a material adverse effect on our business, results of operations and financial condition. Our manufacturing facilities and processes and those of our third-party suppliers may be subject to unannounced FDA and state regulatory inspections for compliance with the FDA's Quality System Regulation, or QSR. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA and state regulators could result in enforcement actions against us or our third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties, any one of which could significantly impact our manufacturing supply and impair our financial results.

We have limited control over our suppliers and logistics providers, which subjects us to significant risks, including the potential inability to obtain or produce quality products on a timely basis or in sufficient quantity.

We have limited control over our suppliers, third-party manufacturers and logistics providers, which subjects us to significant risks including the following: inability to obtain adequate supply in a timely manner or on commercially reasonable terms; interruption of supply resulting from modifications to, or discontinuation of, a supplier's operations; production delays related to the evaluation and testing of products from alternative suppliers and corresponding regulatory qualifications; inability of the manufacturer or supplier to comply with regulatory authorities; delays in product shipments resulting from uncorrected defects, reliability issues, or a supplier's failure to consistently produce quality components; price fluctuations due to a lack of long-term supply arrangements with our suppliers for key components; inability to control the quality of products manufactured by third parties; delays in delivery by our suppliers due to changes in demand from us or their other customers Any significant delay or interruption in the supply of components or sub-assemblies, or our inability to obtain substitute components, sub- assemblies or materials from alternate sources at acceptable prices and in a timely manner could impair our ability to meet the demand for our product and harm our business; difficulties in establishing additional or alternative manufacturing relationships if we experience difficulties with our existing suppliers or logistic providers; suppliers may choose to limit or terminate their relationship with us; exposure to natural catastrophes, pandemics, political unrest, terrorism, labor disputes and economic instability resulting from disruption from trade from foreign countries in which our suppliers operate; misappropriation of intellectual property; and insolvency of suppliers. If there are defects in the manufacture of our products, we may face negative publicity, government

investigations, and litigation, and we may not be fully compensated by our contract manufacturers for any financial or other liabilities that we suffer as a result.

We may rely on single suppliers for some of the materials used in our products, and if any of those suppliers are unable or unwilling to produce these materials or supply them in the quantities that we need at the quality we require, we may not be able to find replacements or transition to alternative suppliers before our business is materially impacted.

We may rely on single suppliers for the supply of materials that we use to manufacture our product. These components and materials are critical and there are relatively few alternative sources of supply. We have not qualified additional suppliers for some of these components and materials and we do not carry a significant inventory of these items. While we believe that alternative sources of supply may be available, we cannot be certain whether they will be available if and when we need them and that any alternative suppliers would be able to provide the quantity and quality of components and materials that we would need to manufacture our product if our existing suppliers were unable to satisfy our supply requirements. To utilize other supply sources, we would need to identify and qualify new suppliers to our quality standards, which could result in manufacturing delays and increase our expenses. Any supply interruption could limit our ability to manufacture our products and could therefore harm our business, financial condition and results of operations. If our current suppliers and any alternative suppliers do not provide us with the materials we need to manufacture our products, if the materials do not meet our quality specifications, or if we cannot obtain acceptable substitute materials, an interruption in our analytics could occur. Any such interruption may significantly affect our business and results of operations and harm our relations and reputation with healthcare providers and consumers in general.

If our manufacturing facility (internal or external) becomes damaged or inoperable, or if we are required to vacate a facility, we may be unable to manufacture our product or we may experience delays in production or an increase in costs which could adversely affect our results of operations.

We may manufacture and assemble our product in only one or very few location(s). Our products are comprised of components sourced from a variety of contract manufacturers, with final assembly to be completed at one facility. Our facility and equipment, or those of our suppliers and manufacturers, could be harmed or rendered inoperable by pandemics, natural or man-made disasters, including fire, earthquake, terrorism, flooding and power outages. Any of these may render it difficult or impossible for us to manufacture products for some period of time. If our facility is inoperable for even a short period of time, the inability to manufacture our product, and the interruption in research and development of any future products, may result in harm to our reputation, increased costs, the loss of orders and lower revenue. Furthermore, it could be costly and time consuming to repair or replace our facilities and the equipment we use to perform our research and development work and manufacture our products.

If we fail to increase our sales and marketing capabilities and develop broad brand

awareness in a cost effective manner, our growth will be impeded and our business may suffer.

We plan to continue to expand and optimize our sales and marketing infrastructure in order to increase our customer base and our business. Identifying and recruiting qualified personnel and training them in the application of our product, on applicable federal and state laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue. Our ability to increase our customer base and achieve broader market acceptance of our products will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. Our business may be harmed if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our brand in a cost effective manner is critical to achieving broad acceptance of our product and penetrating new accounts. Brand promotion activities may not generate patient or physician awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our product.

Billing for our product may become complex, and we may have to dedicate substantial time and resources to the billing process.

Billing for medical products and facilities services is complex, time consuming and expensive. Depending on the billing arrangement and applicable law, we may bill several types of payors, including CMS, third-party commercial payors, institutions and patients, which may have different billing requirements procedures or expectations. We also must bill patient co-payments, co-insurance and deductibles. We face risk in our collection efforts, including potential write-offs of doubtful accounts and long collection cycles, which could adversely affect our business, financial condition and results of operations. Several factors make the billing and collection process uncertain, including: differences between the submitted price for our product and the reimbursement rates of payors; compliance with complex federal and state regulations related to billing CMS; differences in coverage among payors and the effect of patient co-payments, co-insurance and deductibles; and differences in information and billing requirements among payors. incorrect or missing patient history, indications or billing information. Additionally, our billing activities require us to implement compliance procedures and oversight, train and monitor our employees and undertake internal review procedures to evaluate compliance with applicable laws, regulations and internal policies. Payors also conduct audits to

evaluate claims, which may add further cost and uncertainty to the billing process. These billing complexities, and the related uncertainty in obtaining payment for our product, could negatively affect our revenue and cash flow, our ability to achieve profitability, and the consistency and comparability of our results of operations.

We may rely on a third-party billing company to transmit and pursue claims with payors in case our product is being reimbursed, and any delay in transmitting or pursuing claims could have a material adverse effect on our revenue.

While we may manage the overall processing of claims, we may rely on a third-party vendor to transmit the majority of our claims to payors, and pursue most claim denials. If claims for our product are not submitted to payors on a timely basis, not properly adjudicated upon a denial, or if we are required to switch to a different claims processor, we may experience delays in our ability to process receipt of payments from payors, which would have a material adverse effect on our business, results of operations, financial condition and cash flows.

The market for health monitoring solutions is highly competitive. If our competitors are able to develop or market monitoring products that are more effective, or gain greater acceptance in the marketplace, than any products we develop, our commercial opportunities will be reduced or eliminated.

The market for health monitoring products is evolving rapidly and becoming increasingly competitive. Our product and analytics services compete with a variety of products that provide alternatives for health monitoring. Our ability to compete effectively depends on our ability to distinguish our company and our product from our competitors and their products, and includes such factors as: safety and efficacy; acute and long-term outcomes; ease of use; price; acceptance by healthcare providers and consumers; and potentially third party reimbursement. There are also several small start-up companies trying to compete in the smart diaper / health monitoring space. Future competition could also come from makers of wearable fitness products or large information technology companies focused on improving healthcare. These competitors and potential competitors may introduce new products that compete with our product. Many of our competitors and potential competitors have significantly greater financial and other resources than we do and have well-established reputations, broader product offerings, and worldwide distribution channels that are significantly larger and more effective than ours. If our competitors and potential competitors are better able to develop new health monitoring solutions than us, or develop more effective or less expensive health monitoring solutions, they may render our current product obsolete or non-competitive. Competitors may also be able to deploy larger or more effective sales and marketing resources than we currently have. Competition with these companies could result in price-cutting, reduced profit margins and loss of market share, any of which could materially and adversely affect our business, financial condition and results of operations.

Our ability to compete depends on our ability to innovate successfully.

The market for health monitoring devices is competitive, dynamic, and marked by rapid and substantial technological development and product innovation. There are few barriers that would prevent new entrants or existing competitors from developing

products that compete directly with ours. Demand for our product and future related products could be diminished by equivalent or superior products and technologies offered by competitors. If we are unable to innovate successfully, our products could become obsolete and our revenue would decline as our customers purchase our competitors' products. In order to remain competitive, we must continue to develop new product offerings and enhancements to our product. We can provide no assurance that we will be successful in monetizing our product, developing new products or commercializing them in ways that achieve market acceptance. In addition, if we develop new products, sales of those products may reduce revenue generated from our existing products. Maintaining adequate research and development personnel and resources to meet the demands of the market is essential. If we are unable to develop new products, applications or features or improve our algorithms due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

The clinical acceptance of our product depends upon maintaining strong working relationships with physicians and caregivers.

The development, marketing, and sale of our product depends upon our ability to develop and maintain strong working relationships with physicians, caregivers, and other key opinion leaders. We rely on these professionals' knowledge and experience for the development, marketing and sale of our products. Among other things, physicians and caregivers assist us in clinical trials, pilots, and product development matters and may provide public presentations at trade conferences regarding our product. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development and marketing of our product could suffer, which could harm our business, financial condition and results of operations. The medical device industry's relationship with physicians and caregivers is under increasing scrutiny by the Health and Human Services Office of the Inspector General, or OIG, the Department of Justice, or DOJ, state attorneys general, and other foreign and domestic government agencies. Our failure to comply with laws, rules and regulations governing our relationships with physicians, or an investigation into our compliance by the OIG, DOJ, state attorneys general or other government agencies, could significantly harm our business.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees could harm our business.

Our success depends largely on the continued services of key members of our executive management team and others in key management positions. For example, their services are essential to formulating and executing our business plan and to

ensuring the continued research and development, operations and integrity of financial reporting within our company. In addition, the services provided by our contracted advisors and vendors on our hardware and software are key to our growth and success. Our contractors and employees may terminate their employment with us at any time. If we lose one or more key people, we may experience difficulties in competing effectively, developing our technologies and implementing our business strategy. We do not currently maintain key person life insurance policies on these or any of our employees. In addition, our research and development programs and clinical operations depend on our ability to attract and retain highly skilled personnel and technicians. We may not be able to attract or retain qualified technicians in the future due to the competition for qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees and/or contractors with appropriate qualifications. Many of the companies with which we may compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages. In addition, job candidates and existing employees, particularly in the United States, often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, either because we are a public company or otherwise, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

International expansion of our business exposes us to market, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States.

Our business strategy includes international expansion, primarily through distributorships and co-licensing agreements and may include establishing and maintaining physician outreach and education capabilities outside of the United States and expanding our relationships with international payors. Doing business internationally involves a number of risks, including: multiple, conflicting and changing laws and regulations such as tax laws, privacy laws, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses; obtaining regulatory approvals where required for the sale of our products in various countries; requirements to maintain data and the processing of that data on servers located within such countries; complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems; logistics and regulations associated with shipping and returning the product following use; limits on our ability to penetrate international markets if we are required to produce the product locally; financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the effect of local and regional financial pressures on demand and payment for our products and exposure to foreign currency exchange rate fluctuations; natural disasters, political and economic instability, including wars, terrorism, political unrest, outbreak of disease, boycotts,

curtailment of trade and other market restrictions; and regulatory and compliance risks that relate to maintaining accurate information and control over activities subject to regulation under the United States Foreign Corrupt Practices Act of 1977, or FCPA, U.K. Bribery Act of 2010 and comparable laws and regulations in other countries. Any of these factors could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

Our relationships with business partners may subject us to an increased risk of litigation.

As we expand our business, if we cannot successfully manage the challenges presented by new markets and our relationships with new business partners within those markets, our expansion activities may be adversely affected and we may become subject to an increased risk of litigation. We may become involved in disputes relating to our products, service contracts and business relationships. Such disputes include litigation against persons whom we believe have infringed on our intellectual property, infringement litigation filed against us, litigation against a competitor or litigation filed against us by distributors or service providers resulting from a breach of contract or other claim. Any of these disputes may result in substantial costs to us, judgments, settlements and diversion of our management's attention, which could materially and adversely affect our business, financial condition or operating results. There is also a risk of adverse judgments, as the outcome of litigation in foreign jurisdictions can be inherently uncertain.

Our proprietary data analytics engine may not operate properly, which could damage our reputation, give rise to claims against us or divert our resources from other purposes, any of which could harm our business and operating results.

The continuous development, maintenance and operation of our machine-learned backend data analytics engine is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary algorithms from operating properly. If our data analytics platform does not function reliably or fails to meet physician, user, or payor expectations in terms of performance, customers and physicians may stop using our product and payors could attempt to cancel their contracts with us. Any unforeseen difficulties we encounter in our existing or new software, cloud-based applications and analytics services, and any failure by us to identify and address them could result in loss of revenue or market share, diversion of development resources, injury to our reputation and increased service and maintenance costs. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could materially and adversely affect our business, results of operations and financial condition.

Security breaches, loss of data and other disruptions could compromise sensitive information that we collect, store, process, and use related to our business or patients, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we and any potential third party provider,

collect, store, process and use sensitive data, including legally-protected personally identifiable health information about patients in the United States and abroad (including Europe and Asia). We also process and store, and use additional third parties to process and store, sensitive intellectual property and other proprietary business information, including that of our customers, payors and collaborative partners. Our patient information is encrypted but not de-identified. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems and cloud-based computing center systems. These applications and data encompass a wide variety of business critical information, including research and development information, commercial information and business and financial information. We are highly dependent on information technology networks and systems, including the internet and services hosted by third parties, to securely process, transmit and store this critical information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns, or unauthorized disclosure or modifications of confidential information involving patient health information to become publicly available. The secure processing, storage, maintenance and transmission of this critical information are vital to our operations and business strategy, and we devote significant resources to protecting such information. Although we take measures to protect sensitive information from unauthorized access or disclosure, our information technology and infrastructure, may be vulnerable to attacks by hackers or viruses or breaches due to employee error, malfeasance or other disruptions. While we have implemented data privacy and security measures that we believe are compliant with applicable privacy laws and regulations, some confidential and protected health information is transmitted to us by third parties, who may not implement adequate security and privacy measures. A security breach or privacy violation that leads to disclosure or modification of, or prevents access to, patient information, including protected health information, could harm our reputation, compel us to comply with disparate state breach notification laws, require us to verify the correctness of database contents and otherwise subject us to liability under laws that protect personal data, resulting in increased costs or loss of revenue. If we are unable to prevent such security breaches or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, we may be unable to provide our product and we may suffer loss of reputation, financial loss and other regulatory penalties because of lost or misappropriated information, including sensitive patient data. In addition, these breaches and other inappropriate access can be difficult to detect, and any delay in identifying them may lead to increased harm. Any such breach or interruption of our systems, or any of our third party information technology partners, could compromise our networks or data security processes and sensitive information could be inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of patient information, such as the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and the European Union Data Protection Directive, and regulatory penalties. Unauthorized access, loss or

dissemination could also disrupt our operations, including our ability to perform our services, bill payors or patients, process claims and appeals, provide customer assistance services, conduct research and development activities, collect, process and prepare company financial information, provide information about our current and future solutions and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could materially and adversely affect our business and competitive position. In addition, the interpretation and application of consumer, health-related and data protection laws, rules and regulations in the United States, Europe and elsewhere are often uncertain, contradictory and in flux. It is possible that these laws, rules and regulations may be interpreted and applied in a manner that is inconsistent with our practices or those of our distributors and partners. If we (or these third parties) are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

The use, misuse or off-label use of our product may result in injuries that lead to product liability suits, which could be costly to our business.

The use, misuse or off-label use of our product may in the future result in outcomes and complications potentially leading to product liability claims. We may in the future receive product liability or other claims with respect to our product. In addition, if our product is defectively designed, manufactured or labeled, contains defective components or is misused, we may become subject to costly litigation initiated by residents, patients, customers, physicians, or the hospitals and clinics where physicians using our product work, or their patients. Product liability claims are especially prevalent in the medical device industry and could harm our reputation, divert management's attention from our core business, be expensive to defend and may result in sizable damage awards against us. Although we will maintain product liability insurance, we may not have sufficient insurance coverage for future product liability claims. We may not be able to obtain insurance in amounts or scope sufficient to provide us with adequate coverage against all potential liabilities. Any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation, significantly increase our expenses, and reduce product sales. Product liability claims in excess of our insurance coverage would be paid out of cash reserves, which could materially and adversely harm our results of operation and financial condition.

The forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business may not increase at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in this prospectus relating to, among other things, the expected growth in the United States and global

diaper markets may prove to be inaccurate. Even if these markets experience the forecasted growth described in this prospectus, we may not increase our business at a similar rate, or at all. Our growth is subject to many factors, including whether the market for wearable (IoT) health monitoring solutions continues to improve, the rate of market acceptance of our product as compared to the products of our competitors and our success in implementing our business strategies, each of which is subject to many risks and uncertainties.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our ambulatory cardiac monitoring solutions portfolio, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment. To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

We may become a party to intellectual property litigation or administrative proceedings that could be costly and could interfere with our ability to provide our product.

The IoT/wearable/medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our products include hardware and software components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell and/or export our products or to use product names. We may become a party to patent or trademark infringement or trade secret related disputes or litigation as a result of these and other third party intellectual property rights being asserted against us. The defense and prosecution of

these matters are both costly and time consuming. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party's patent or trademark or of misappropriating a third party's trade secret. Further, if such intellectual property infringement, misappropriation or other violation are successfully asserted against us, this may harm our business and result in injunctions preventing us from manufacturing and selling our products, the payment of license fees and damages and the payment of attorney fees and court costs. In addition, if we are found to willfully infringe third party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our product to avoid infringement. Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office (the USPTO), may be necessary to determine priority with respect to our patents and patent applications. We may also become involved in other proceedings, such as reexamination, inter-partes review, post-grant review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our product or using product names, which would have a significant adverse impact on our business. Additionally, we may need to commence proceedings against others to enforce our patents or trademarks, to protect our trade secrets or know how, or to determine the enforceability, scope and validity of the proprietary rights of others. These proceedings would result in substantial expense to us and significant diversion of effort by our technical and management personnel. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. We may not be able to stop a competitor from marketing and selling products that are the same or similar to our products or from using product names that are the same or similar to ours, and our business may be harmed as a result. We may use certain open source software in our product. We may face claims from companies that incorporate open source software into their products or from open source licensors, claiming ownership of, or demanding release of, the source code, the open source software or derivative works that were developed using such software, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to cease offering our product unless and until we can re-engineer it to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition and operating results.

Intellectual property rights may not provide adequate protection, which may permit third parties to compete against us more effectively.

In order to remain competitive, we must develop and maintain protection of the proprietary aspects of our technologies. We may rely on a combination of patents, copyrights, trademarks, trade secret laws and confidentiality and invention assignment agreements with employees and third parties to protect our intellectual property rights. As of April 20, 2021 we have filed one (1) trademark, and two (2) provisional patents with the USPTO, followed by PCT (Patent Cooperation Treaty) applications in Australia, Canada, Europe, India, and Japan. We have entered Track 1 national phase on one of these patent applications. We rely, in part, on our ability to obtain and maintain patent protection for our proprietary products and processes. The process of applying for and obtaining a patent is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad or narrow to protect our technology. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend and/or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid or unenforceable; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we are eventually granted valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

If we are unable to protect the confidentiality of our trade secrets and other proprietary information, our business and competitive position may be harmed.

We rely heavily on trade secrets as well as invention assignment and confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others to protect our algorithms, utility, design, and other aspects of our product. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by consultants, vendors or former or current employees, despite the existence generally of these confidentiality agreements and other contractual restrictions. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that

employees, consultants, vendors and clients have executed such agreements or have not breached or will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology. We may also employ individuals who were previously or are concurrently employed at research institutions or other medical device companies, including our competitors or potential competitors. We may be subject to claims that these employees, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former or concurrent employers, or that patents and applications we have filed to protect inventions of these employees, even those related to one or more of our products, are rightfully owned by their former or concurrent employer. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. To the extent our intellectual property protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our product, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business. Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

If our trademarks and tradenames are not adequately protected, then we may not be

able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names, such as our registered trademark "Smardii," to distinguish our products from the products of our competitors, and have registered or applied to register these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and in proceedings before comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks or that we will have adequate resources to enforce our trademarks.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy- Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a "first-to-invent" system to a first inventor to file system, allow third party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Under a a first inventor to file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether a third party had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first inventor to file provisions, only became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and

applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may adversely affect our business. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels, which may adversely affect our business and results of operations. Government payors, such as CMS, as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement by CMS for services or changes in policy regarding coverage of tests or other requirements for payment, such as prior authorization or a physician or qualified practitioner's signature on test requisitions, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third party payor regulations or policies may have a material adverse impact on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business.

If we fail to comply with healthcare and other governmental regulations, we could face substantial penalties and our business, results of operations and financial condition could be adversely affected.

The products we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our arrangements with physicians, hospitals and clinics may expose us to broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell and distribute our products. Our employees, consultants, and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements. Federal and state healthcare laws and

regulations that may affect our ability to conduct business, include, without limitation: federal and state laws and regulations regarding billing and claims payment applicable to our product and regulatory agencies enforcing those laws and regulations; the federal Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the CMS programs; the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government; federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; the FCPA, the U.K. Bribery Act of 2010, and other local anti-corruption laws that apply to our international activities; the federal Physician Payment Sunshine Act, or Open Payments, created under the Affordable Care Act (as defined below), and its implementing regulations, which requires manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to the U.S. Department of Health and Human Services, or HHS, information related to payments or other transfers of value made to licensed physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information; HIPAA also created criminal liability for knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; the federal physician self-referral prohibition, commonly known as the Stark Law; State law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or Affordable Care Act, was enacted in 2010. The Affordable Care Act, among other things, amends the intent requirement of the federal Anti- Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our activities could be subject to challenge under one or more of such laws. Any action brought against us for violations of these laws or regulations,

even successfully defended, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. We may be subject to private "qui tam" actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties, currently set at $5,500 to $11,000 per false claim. Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our compliance is also subject to governmental review. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government programs, such as Medicare and Medicaid, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

If we fail to obtain and maintain necessary regulatory clearances or approvals for our product, or if clearances or approvals for future products and indications are delayed or not issued, our commercial operations would be harmed.

Our product may be subject to extensive regulation by the FDA in the United States and by regulatory agencies in other countries where we do business. Government regulations specific to medical devices are wide ranging and govern, among other things: product design, development and manufacture; laboratory, preclinical and clinical testing, labeling, packaging, storage and distribution; premarketing clearance or approval; record-keeping; product marketing, promotion and advertising, sales and distribution; and post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals. Before a new medical device or service, or a new intended use for an existing product or service, can be marketed in the United States, a company must first submit and receive either 510(k) clearance or premarketing approval from the FDA, unless an exemption applies. Either process can be expensive, lengthy and unpredictable. We may not be able to obtain the necessary clearances or approvals or may be unduly delayed in doing so, which could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for our product, which may limit the market for our product. Even though we obtain 510(k) clearance to market our product, our clearance can be revoked if safety or efficacy problems develop. In addition, we are required to file various reports with the FDA, including reports

required by the medical device reporting regulations, or MDRs, that require that we report to the regulatory authorities if our product may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business. If we initiate a correction or removal for our product to reduce a risk to health posed by our product, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our product. Furthermore, the submission of these reports could be used by competitors against us and cause customers and physicians to delay or cancel purchase orders, which could harm our reputation. ⊠The FDA and the Federal Trade Commission, or FTC, also regulate the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances, that there is adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions. ⊠The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions: adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties; repair, replacement, refunds, recall or seizure of our products operating restrictions, partial suspension or total shutdown of production; denial of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products; withdrawal of 510(k) clearance or premarket approvals that have already been granted; or criminal prosecution. If any of these events were to occur, our business and financial condition could be materially or adversely affected.

Material modifications to our product may require new 510(k) clearances, CE Marks or other premarket approvals or may require us to recall or cease marketing our products until clearances are obtained.

Material modifications to the intended use or technological characteristics of our product will require new 510(k) clearances, premarket approvals or CE Mark grants, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA cleared device that would significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a premarket approval. We may not be able to obtain additional 510(k) clearances or premarket

approvals for new products or for modifications to, or additional indications for, our product in a timely fashion, or at all. Delays in obtaining required future clearances would harm our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

If we or our suppliers fail to comply with the FDA's QSR or the European Union's Medical Device Directive, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes and those of our third party suppliers are required to comply with the FDA's QSR and the EU's Medical Device Directive, or MDD, both of which cover procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our product. We are also subject to similar State requirements and licenses, and to ongoing ISO 13485 compliance in all operations, including design, manufacturing, and service, to maintain our CE Mark. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, EU Notified Bodies and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline. We may be registered with the FDA as a medical device specifications developer and manufacturer. The FDA has broad post-market and regulatory enforcement powers. We may be subject to unannounced inspections by the FDA and the Food and Drug Branch of the Department of Public Health, or CDPH, to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers. We may also be registered with the EU as a medical device developer, manufacturer and service operator. If subject to those regulations, we can provide no assurance that we will remain in compliance with the QSR or MDD. If the FDA, CDPH or the European authorities inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility we may be unable to produce our product, which would harm our business.

Our product may in the future be subject to product recalls that could harm our reputation.

The FDA and similar governmental authorities in other countries have the authority to require the recall of commercialized products in the event of material regulatory

deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design or labeling defects. Recalls of our product would divert managerial attention, be expensive, harm our reputation with customers and harm our financial condition and results of operations. A recall announcement would also negatively affect our stock price.

Healthcare reform measures could hinder or prevent our product's commercial success.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system that could harm our future revenue and profitability. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, the Affordable Care Act contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The Affordable Care Act, among other things, imposes an excise tax of 2.3% on the sale of most medical devices, which could include ours. Although this excise tax has temporarily been suspended for two years beginning on January 1, 2016, any failure to pay this amount if it becomes due in the future could result in an injunction on the sale of our products, fines and penalties. We cannot assure you that the Affordable Care Act, as currently enacted or as amended in the future, will not harm our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business. There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm: our ability to set a price that we believe is fair for our product; our ability to generate revenue and achieve or maintain profitability; and the availability of capital.

Compliance with environmental laws and regulations could be expensive, and failure to comply with these laws and regulations could subject us to significant liability.

Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third party property damage claims and substantial investigation and remediation costs. Environmental laws and

regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

The offering price of our Common Stock was determined by our management team and does not necessarily reflect the value of the Company, our assets or our business.
The offering price of our Common Stock was determined by our management team and is not based on book value, assets, earnings or any other recognizable standard of value. We established the offering price after considering such matters as the state of our business development and the general condition of, and opportunities present in, the industry in which we operate. No assurance can be given that the shares of Common Stock offered hereby, or any portion thereof, could be sold for the offering price or for any amount. If profitable results are not achieved from our operations, of which there can be no assurance, the value of our Common Stock sold pursuant to this offering circular will fall below the offering price and could become worthless. Prospective investors should not consider the offering price of the Common Stock as indicative of their actual value. The offering price bears little relationship to our assets, net worth, or any other objective criteria.

Our Common Stock will have a limited trading market and the price of our Common Stock may fluctuate based on a number of factors, many of which are out of our control.
There is no established trading market for our Common Stock, and we can provide no assurances that our Common Stock will be listed on a securities exchange or quoted on any automated dealer quotation system. As a result, an active trading market for our common stock may not develop or be sustained. Accordingly, we can provide no assurances as to the liquidity of any markets that develop, the ability of the holders of our Common Stock to sell their shares or the prices at which stockholders may be able to sell their shares. The trading market in our Common Stock may also be adversely effected by a number of factors including without limitation: periodic fluctuations in our revenue, due in part to the way in which we recognize revenue; the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections; general market conditions and other factors unrelated to our operating performance or the operating performance of our competitors; changes in reimbursement by potential payors; changes in operating performance and stock market valuations of other technology companies generally, or those in the medical device industry in particular; actual or anticipated changes in regulatory oversight of our products; the results of our clinical trials/pilots; the loss of key personnel, including changes in our board of directors and management; legislation or regulation of our market; lawsuits threatened or filed against us, or conflict with a vendor/supplier/customer/employee/consultant, or any other third party; the announcement of new products or product enhancements by us or our competitors; announced or completed acquisitions of businesses or technologies by us or our competitors; announcements related to patents issued to us or our competitors

and related litigation; and developments in our industry. In addition, the stock prices of many companies in the IoT/wearable sensors/digital health/medical device industry have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations, financial condition, reputation and cash flows. These factors may materially and adversely affect the market price of our common stock.

If we raise substantially less than the maximum amount in this offering our ability to complete our research and development and bring our product to market will be materially or adversely affected.

Our Common Stock is being offered on a "best-efforts maximum" basis and no individual, firm or corporation has agreed to purchase any of our Common Stock in this offering. If we raise substantially less than the maximum amount of funds in this offering, we will not have as much capital to invest in research and development, which could delay our ability to bring our product to market.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After giving effect to this offering, our directors, founders, and key holders will hold a significant percentage of the total voting rights in the Company. As a result, these stockholders, if they act together, will be able to exert significant influence over the management and affairs of our company and most matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, might adversely affect the market price of our Common Stock and may not be in the best interests of our other stockholders.

We will have broad discretion in the use of net proceeds from this offering.

We intend to use the net proceeds from this offering to expand our salesforce and operations, increase our research and development activities, conduct or sponsor clinical studies and trials, promote international expansion, and provide for working capital and other general corporate purposes, including the potential repayment of indebtedness. Within those categories, our management will have broad discretion over the use and investment of the net proceeds of this offering, and accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds with only limited information concerning management's specific intentions.

Future offerings of debt or equity securities, which may rank senior to our Common Stock, may adversely affect the market price of our Common Stock.

If we decide to issue debt securities in the future, which would rank senior to our Common Stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any equity securities or convertible or exchangeable securities that we issue in the

future may have rights, preferences and privileges more favorable than those of our Common Stock and may result in dilution to owners of our Common Stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or preferred equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Stock will bear the risk of our future offerings reducing the market price of our Common Stock and diluting the value of their Common Stock.

We cannot guarantee that we will sell any specific number of shares of Common Stock shares in this offering .

There is no commitment by anyone to purchase all or any part of the shares of Common Stock Shares offered hereby and, consequently, we can give no assurance that all of the shares of common stock offered will be sold. Additionally, there is no underwriter for this offering; therefore, you will not have the benefit of an underwriter's due diligence efforts that would typically include the underwriter being involved in the preparation of this Offering circular and the pricing of our common stock offered hereby. Therefore, there can be no assurance that this Offering will be successful or that we will raise enough capital from this offering to further our research and development in a meaningful manner. Finally, prospective investors should be aware that we reserve the right to withdraw, cancel, or modify this Offering at any time without notice, to reject any subscription in whole or in part, or to allot to any prospective purchaser fewer shares of common stock than the number for which he or she subscribed.

Anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and Delaware law, could discourage a change in control of our company or a change in our management.

Our amended and restated certificate of incorporation and bylaws contain provisions that may enable our management to resist a takeover. These provisions may include: advance notice requirements applicable to stockholders for matters to be brought before a meeting of stockholders and requirements as to the form and content of a stockholders' notice; the vote of our founders is required for amending certain provisions of our amended and restated certificate of incorporation and bylaws; the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer; allowing all vacancies, including newly created directorships, to be filled by the affirmative vote of a majority of directors, even if less than a quorum, except as otherwise required by law; limiting the forum to Delaware for certain litigation against us; or limiting the persons that can call special meetings of our stockholders to our board of directors, the president, or one or more stockholders holding shares in the aggregate entitled to case at least 10% of the votes entitled to vote at the meeting. These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of Common Stock and limit the price that investors might be willing to pay in the future for shares of our Common Stock. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General

Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder. See "Description of Capital Stock."

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' abilities to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering , provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws or any state or Federal securities law or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and operating results.

We have not paid dividends in the past and do not expect to pay dividends in the future, and, as a result, any return on investment may be limited to the value of our stock.

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends will depend on our earnings, capital requirements, financial condition, prospects and other factors our board of directors may deem relevant. In addition, future loan agreements may limit our ability to, among other things, pay dividends or make other distributions or payments on account of our common stock, in each case subject to certain exceptions. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if you sell our common stock after our stock price appreciates.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Reg CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report so long as we are a Reg CF issuer. We are in the process of evaluating whether our internal control procedures are

effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

Investors purchasing our Common Stock in this offering will experience immediate and substantial dilution.

Our initial public offering price is substantially higher than the book value per share of our Common Stock. If you purchase Common Stock in this offering, you will incur immediate dilution in net tangible book value per share of Common Stock. Investors will incur additional dilution upon the exercise of stock options and warrants, SAFE, convertible notes, or any other instruments.

Because we do not currently have an audit committee, compensation committee or any other form of corporate governance committee, shareholders will have to rely on our directors, none of whom is independent, to perform these functions.

We do not have an audit committee, compensation committee or any form of corporate governance committees comprised of an independent director. The Board performs these functions as a whole and no member of our board of directors is an independent director. Thus, there is a potential conflict in that board members who are also part of management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Melius Health, LLC (owned by Sebastien Gaddini 32%, Mathieu Gaddini 32%, and Vikram Mehta 32%)	1,800,000	Class A Common Stock	80.0
Melius Health, LLC (owned by Sebastien Gaddini 32%, Mathieu Gaddini 32%, and Vikram Mehta 32%)	1,800,000	Class B Common Stock	80.0
Melius Health, LLC (owned by Sebastien Gaddini 32%, Mathieu Gaddini 32%, and Vikram Mehta 32%)	400,000	Preferred Stock	80.0
ALS Smardii, LLC (owned 100% by Alpesh Patel)	1,000,000	Class B Common Stock	20.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Preferred Stock, SAFE $8mln/20%, SAFE 25mln/20%, SAFE $25mln/25%, SAFE $25mln/30%, SAFE $25mln/30%, SAFE $3mln/30%, SAFE $10mln/20%, Multiple Advance Convertible Note $3mln/33%/10%, and Multiple Advance Convertible Note $12mln/30%/10%. As part of the Regulation Crowdfunding raise, the Company will be offering up to 333,333 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 7,800,000 with a total of 1,800,000 outstanding.

Voting Rights

Class A Common Stock has one vote, unless being held by Founders or Alpesh Patel in which case it has ten votes.

Material Rights

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power

to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

** Please also refer to Smardii's bylaws attached as Exhibit F.*

Class B Common Stock

The amount of security authorized is 2,800,000 with a total of 1,800,000 outstanding.

Voting Rights

Class B Common Stock has ten votes.

Material Rights

** Please refer to Smardii's bylaws attached as Exhibit F.*

Preferred Stock

The amount of security authorized is 400,000 with a total of 400,000 outstanding.

Voting Rights

Preferred Stock, designated as "Series FP Preferred Stock," has ten votes, unless reduced to one vote as provided in Article Fourth: B.6.4 in the Company's bylaws attached as Exhibit F.

Material Rights

** Please also refer to Smardii's bylaws attached as Exhibit F.*

SAFE $8mln/20%

The security will convert into Class a common shares and the terms of the SAFE $8mln/20% are outlined below:

Amount outstanding: $391,750.00

Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: min $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $8mln/20%.

SAFE 25mln/20%

The security will convert into Class a common shares and the terms of the SAFE 25mln/20% are outlined below:

Amount outstanding: $209,400.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE 25mln/20%.

SAFE $25mln/25%

The security will convert into Class a common shares and the terms of the SAFE $25mln/25% are outlined below:

Amount outstanding: $40,000.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $25mln/25%.

SAFE $25mln/30%

The security will convert into Class b common shares and the terms of the SAFE $25mln/30% are outlined below:

Amount outstanding: $250,000.00
Interest Rate: %
Discount Rate: 30.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $25mln/30%.

SAFE $25mln/30%

The security will convert into Class a common shares and the terms of the SAFE $25mln/30% are outlined below:

Amount outstanding: $300,000.00
Interest Rate: %
Discount Rate: 30.0%
Valuation Cap: $25,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $25mln/30%.

SAFE $3mln/30%

The security will convert into Class a common shares and the terms of the SAFE $3mln/30% are outlined below:

Amount outstanding: $10,400.00
Interest Rate: %
Discount Rate: 30.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $3mln/30%.

SAFE $10mln/20%

The security will convert into Class a common shares and the terms of the SAFE $10mln/20% are outlined below:

Amount outstanding: $6,600.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with SAFE $10mln/20%.

Multiple Advance Convertible Note $3mln/33%/10%

The security will convert into Founders preferred shares and the terms of the Multiple Advance Convertible Note $3mln/33%/10% are outlined below:

Amount outstanding: $93,919.00
Maturity Date: January 01, 2024
Interest Rate: 10.0%
Discount Rate: 33.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with Multiple Advance Convertible Note $3mln/33%/10%.

Multiple Advance Convertible Note $12mln/30%/10%

The security will convert into Class b common shares and the terms of the Multiple Advance Convertible Note $12mln/30%/10% are outlined below:

Amount outstanding: $9,000.00
Maturity Date: May 01, 2028
Interest Rate: 10.0%
Discount Rate: 30.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: min. $1,000,000 raise

Material Rights

There are no material rights associated with Multiple Advance Convertible Note $12mln/30%/10%.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Research & Development
  Date: July 24, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $914,000.00
  Use of proceeds: Research & Development plus working capital
  Date: April 13, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without revenue generation, we will be able to operate our business for a maximum of 12 months.

Foreseeable major expenses based on projections:

Major expenses will be for research & development, supply chain optimization, and manufacturing activities/inventory.

Future operational challenges:

We foresee a slowdown in supply chain and an increase in pricing due to the COVID-19 situation. It will be difficult for the Company to meet the demand for our product as we have limited resources and manpower.

Future challenges related to capital resources:

Without enough capital, we will not be able to keep our R&D and technology vendors engaged, pay outstanding invoices, implement the necessary modifications and improvements to our product and supply chain, produce enough inventory, and deliver services to our current long-term care partners.

Future milestones and events:

Potentially having Smardi reimbursed by Medicare could have a positive significant impact. Lowering our COGS could have a significant positive impact as it will strenghen our value proposition and accelerate turning our current LOI partnerships into paid sales.

The next phase of pilot (paid pilot) could have a significant positive or negative impact on our future sales.

An increase in COGS could have a significant negative impact as our solution would become too expensive for our partners/customers to afford.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company has a bank account with Silicon Valley Bank, with about a $60,000 positive balance. But the current shareholders and co-founders have committed to injecting close to $75,000 into the Company by the end of Q4 2021, if necessary.

The Company currently has a credit card with Silicon Valley bank, for a total amount available of $25,000. This line of credit currently has an outstanding balance of $0.

The Company currently has a credit card with Chase bank, for a total amount available of $25,000. This line of credit currently has an outstanding balance of $0.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical for us to scale up operations and onboard more customers than we already can with our current resources.

This fundraising will also help us keeping our R&D and technology vendors engaged, paying invoices as they came due, implement the necessary modifications and improvements to our product and supply chain, produce enough inventory, and deliver services to our current long-term care partners.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the Company, but they are instrumental in refining our product, optimizing supply chain, scaling up its operations and ramping up production, and delivering to additional customers.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we should be able to operate the Company for about 12 months. It is because we have enough resources to continue our Early Access Partner Program (paid pilot) with one customer for the next 12 months. But after that, if we cannot get funded, these programs will have to go on pause.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum goal, we should be able to operate the Company for at least 2-3 years until we raise additional funds.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The current shareholders and co-founders have committed to injecting more cash to help the Company continue its operations. If we achieve our maximum goal, we are planning to increase the size of the raise up to $2mln, then $5mln. Later, we might also consider a Reg A+ public offering, which will require an audit of our financial statements.

In addition to that, we are still in conversations with a good number of venture capital firms and family offices. This could help in future capital raises.

Indebtedness

- **Creditor:** Sebastien Gaddini
  Amount Owed: $27,851.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2024
  Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

- **Creditor:** Vikram Mehta
  Amount Owed: $28,351.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2024
  Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

- **Creditor:** LadyBugFive LLC (Mathieu Gaddini)
  Amount Owed: $27,547.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2024
  Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

- **Creditor:** Mrugesh Patel
  Amount Owed: $39,670.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2024
  Convertible Multiple Advance Note $3mln valuation cap; 33.3% discount.

- **Creditor:** ALS Smardii, LLC
  Amount Owed: $9,000.00

Interest Rate: 10.0%
Maturity Date: May 01, 2028
Convertible Multiple Advance Note $12mln valuation cap; 30% discount.

- **Creditor:** Triple Ring Technologies
Amount Owed: $490,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2020
This is an R&D vendor's outstanding invoice. There is currently a dispute on the services and invoicing on which the parties are willing to discuss under mediation. This could lead to a maximum of $833,000 outstanding invoice, which we already accounting for and reported in our financial statements ending 12/31/2020.

- **Creditor:** Morrison & Foerster LLP
Amount Owed: $17,210.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021
These are past due invoices for legal/patent services

Related Party Transactions

- **Name of Entity:** Sebastien Gaddini
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Multiple Advance Note
Material Terms: $27,851 at 10% interest; $3mln valuation cap; 33.3% discount.

- **Name of Entity:** Vikram Mehta
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Convertible Multiple Advance Note
Material Terms: $28,351 at 10% interest; $3mln valuation cap; 33.3% discount.

- **Name of Entity:** LadyBugFive, LLC
Names of 20% owners: Mathieu Gaddini
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Multiple Advance Convertible Note
Material Terms: $27,547 at 10% interest; $3mln valuation cap; 33.3% discount.

- **Name of Entity:** Mrugesh Patel
Relationship to Company: Co-Founder (minority interest)
Nature / amount of interest in the transaction: Multiple Advance Convertible Note

Material Terms: $18,420 at 10% interest; $3mln valuation cap; 33.3% discount.

- **Name of Entity:** ALS Smardii, LLC
  Names of 20% owners: Alpesh Patel
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 100
  Material Terms: $9,000 in multiple advance convertible note, $12mln cap, 10% interest, 30% discount.

Valuation

Pre-Money Valuation: $12,000,000.00

Valuation Details:

Research shows that in 2019, the average pre-money valuation for companies raising in Seed round was $11mln. Two years later, post-COVID-19, it is fair to assume a 10% increase in such valuations, especially for healthcare technology companies like Smardii, Inc.

According to HIMSS (www.himss.org), "*In 2020, digital health ventures saw a year like no other. Driven by the COVID-19 pandemic, funding rose by a remarkable 72% from a record-high set in 2018, amounting to $14 billion invested across 440 deals. Telemedicine alone shattered funding records with $4.3 billion in 2020. Total funding for digital health hit an all-time high of $26.5 billion. 2021 may well achieve another all-time record.*".

Global M&A expert advisory firm McKinsey, in a recent study *(https://www.mckinsey.com/industries/pharmaceuticals-and-medical-products/our-insights/healthtech-in-the-fast-lane-what-is-fueling-investor-excitement)* explains that *"(...) solutions that provide remote patient support have experienced heightened investor and patient interest likely due to the COVID-19 pandemic; however, the crisis is likely to affect each healthcare stakeholder differently and affect the usage of digital health solutions in other value pools too. For example, while telehealth may improve connectivity, patients may still face affordability challenges given the economic slowdowns that have been attributed to the COVID-19 pandemic. As such, solutions that optimize the financial model may be promising for patient-facing digital health incumbents to explore."*

Smardii is among the companies offering an enhanced remote patient support, coupled with financial model optimization.

Other methods for valuation include product validation (successful pilot 2020), manufacture readiness, patents pending, customer traction, and established partnerships.

** The pre-money valuation does not take into account any convertible securities*

currently outstanding. The Company currently has $1,208,105 in Simple Agreement for Future Equity (SAFE) outstanding and $132,419 in Convertible Notes. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

*** The company set its valuation internally, without a formal third-party independent valuation.*

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Inventory*
  96.5%
  Producing additional hardware

If we raise the over allotment amount of $999,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  30.0%
  Financing operating costs in order to scale up the business
- *Marketing*
  6.5%
  We will keep growing our customer base and industry traction
- *Company Employment*
  30.0%
  We will hire 3 people that will help with customer success, and will be dedicated to onboard more sites and more residents at our current partner nursing homes
- *Research & Development*
  30.0%
  We will improve design and functionalities of our solution for our current B2B clients. We will adapt our solution to make it more consumer-friendly (so that we can enter the B2C market starting 2022), and if possible we will resume R&D for Smardii Gen2.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at smardii.com (www.smardii.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/smardii

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Smardii, Inc.

[See attached]

SMARDII INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 12, 2021

To: Board of Directors, SMARDII INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SMARDII INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SMARDII INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	56,947	$	154,654
Other current assets		19,923		20,966
Total current assets		79,870		175,621
Fixed assets, net		10,091		0
Total Assets	$	86,961	$	175,621
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts and credit cards payable	$	1,067,832	$	123,656
Total Current Liabilities		1,067,832		123,656
Long-term convertible notes payable		102,149		95,169
Total Liabilities		1,169,981		218,825
SHAREHOLDERS' EQUITY				
Common stock, Class A (7,800,000 shares authorized, 1,800,000 and shares issued and outstanding as of December 31, 2020)		0		0
Common stock, Class B (2,800,000 shares authorized, 2,800,000 and shares issued and outstanding as of December 31, 2020)		1,000,000		600,000
Preferred stock, Series FP (400,000 shares authorized, 400,000 and shares issued and outstanding as of December 31, 2020)		390		7,370
SAFE instruments		938,945		229,000
Retained deficit		(3,022,355)		(879,575)
Total Shareholders' Deficit		(1,083,020)		(43,204)
Total Liabilities and Shareholders' Equity	$	86,961	$	175,621

SMARDII INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Operating expenses		
Marketing	2,853	31,484
Research and development	1,764,555	520,492
Other general and administrative	375,372	121,005
Total operating expenses	2,142,780	672,981
Net Operating Income (Loss)	(2,142,780)	672,981
Tax (provision) benefit	–	–
Net Income (Loss)	$ (2,142,780)	$ (672,981)

SMARDII INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Class A Common Stock ($)	Class B Common Stock ($)	Series FP Preferred Stock ($)	SAFE instruments ($)	Accumulated Deficit	Shareholders' Equity
Balance as of January 1, 2019	**0**	**600,000**	**0**	**0**	**(206,594)**	**$ 393,406**
Issuance of securities			7,370	229,000		236,370
Net Income (Loss)					(672,981)	(672,981)
Balance as of December 31, 2019	**0**	**600,000**	**7,370**	**229,000**	**(879,575)**	**$ (43,204)**
Issuance of securities		400,000	(6,980)	709,945		1,102,965
Net Income (Loss)					(2,142,780)	(2,142,780)
Balance as of December 31, 2020	**0**	**1,000,000**	**390**	**938,945**	**(3,022,355)**	**$ (1,083,020)**

SMARDII INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (2,142,780)	$ (672,981)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) Decrease in other current assets	1,043	(7,761)
Increase (Decrease) in accounts and credit cards payable	944,176	24,669
Net cash used in operating activities	(1,197,561)	(656,073)
Investing Activities		
Purchase of fixed assets	(10,091)	0
Net cash used in operating activities	(10,091)	0
Financing Activities		
Capital transactions	400,000	236,370
Proceeds from issuing SAFE instruments	709,945	229,000
Net change in cash from financing activities	1,109,945	439,518
Net change in cash and cash equivalents	(97,707)	(216,555)
Cash and cash equivalents at beginning of period	154,654	371,209
Cash and cash equivalents at end of period	$ 56,947	$ 154,654

NOTE 1 – NATURE OF OPERATIONS

SMARDII INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on July 2, 2018. The Company was originally formed as i-Diaper LLC under the laws of Delaware on July 5, 2016 before eventually becoming Smardii Inc. The Company designs and sells a technology platform and products to transform any diaper into a remote patient monitoring tool.

Since inception, the Company has relied on issuing securities and SAFE instruments to fund its operations. As of December 31, 2020, the Company had negative shareholders' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $56,947 and $154,654 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $10,091 and $0 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet earned any revenue.

Accounts Receivable
The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and has incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND SAFE INSTRUMENTS

The Company's primary obligations relate to loans made to the Company totaling $102,149 and $95,169 as of December 31, 2020 and 2019, respectively. These convertible notes have a $3,000,000 valuation cap and a 33 percent discount rate upon a qualifying event that would trigger the conversion.

Additionally, the Company has issued simple agreements for future equity ("SAFEs") but classifies them as equity on the balance sheet since they do not bear interest, have a fixed maturity date nor represent an unconditional promise to repay. The Company has issued $938,945 and $229,000 of SAFEs with varying discount rates and valuation caps upon a qualifying event.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is currently in process of mediating a dispute with a vendor. The amount the Company may have to pay is not reliably predictable but could be more than $490,000.

NOTE 7 – EQUITY

The Company has three classes of equity: Class A common stock (7,800,000 shares authorized with 1,800,000 shares issued), Class B common stock (2,800,000 shares authorized with 2,800,000 shares issued) and Series FP preferred stock (400,000 shares authorized and 400,000 shares issued and outstanding).

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company issued SAFE instruments to related parties in 2018 in exchange for services in the amount of approximately $37,000. Additionally, the founders of the Company are holders of convertible notes with a face value of approximately $68,000 not including accrued but unpaid interest. Other transactions the Company has with related parties are within the normal scope of business.

Because the transactions are among related parties, there is no guarantee that the Company would be able to find the commercial terms to these transactions from unrelated parties.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers,

employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation

Management has evaluated subsequent events through July 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Smardii

A New Standard of Care for Elderlies


smardii

Website Miami, FL TECHNOLOGY

Smardii is a sensor-based wearable solution that transforms any adult incontinence protection into a smart diaper. Our product continuously monitors health conditions, such as the presence and level of urine and stool, the patients' body positioning for fall detection, and repositioning for pressure ulcers. Smardii is currently in the pre-revenue stage.

$0.00 raised

0 Investors	**$12M** Valuation
$3.00 Price per Share	**$249.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Market: long-term care is a trillion-dollar global market, exponentially growing at a cagr of 7.5% (due to baby boomers), and at an accelerated rate since covid-19.
- Traction: already 10 long-term care partners signed, plus over $10 million worth of monthly SaaS in our sales funnel (B2B only).
- Experienced Team: a very diverse and highly skilled team of scientists, clinicians, and business professionals with over 200 years of combined experience ready to bring this FDA-compliant medical device to the B2B, B2B2C, and B2C markets.

A New Standard Care for Elderlies, At Nursing Homes, or Aging-in-Place


SMART DIAPERS?!
THE DOCTORS

Smardii is advancing the quality and dignity of adult and **elder care** while providing valuable information for preventative care, improved outcomes, and cost reduction.


smardii

Device - exhibited at CES 2020 (consumer version)

Smardii is tackling a global issue which is the exponential increase of the elderly population combined with the lack of nurses to take care of them.

Nursing homes have been struggling with **poor staffing ratios**, **increased costs** and **liabilities**, **lack of resources** (financial, technological, manpower), and **poor patient outcomes** for decades. We all know that the **COVID-19 pandemic** has even worsened the situation.

That's where our sensor-based, wearable solution comes in - transforming any adult incontinence protection into a smart garment that continuously monitors and detects key parameters.

Smardii is currently in the pre-revenue stage.

THE PROBLEM

The Long-Term Care Industry is Facing Several Challenges

Incontinence is the starting point of many critical issues in eldercare. Besides losing their dignity, they also become more prone to **bedsores** and other **skin Infections**, aggravated **urinary tract infections**, and **lack of sleep**. These have proven to negatively impact **falls**, exacerbation of **dementia**, and severe cognitive illnesses such as **Alzheimer's**.

In short: **quality of life goes down, while healthcare costs go up.**


Quality of life goes down, while healthcare costs go up.

Unless they have a loved one in a nursing home, most people don't know that elderlies living in a nursing home are sometimes woken up 4-5 times a night in order to check on their diapers. Especially at an old age, **lack of sleep** is a serious issue that has many consequences on their physical health and their mental well-being. Imagine being woken up 4-5 times a night!

In addition, as a result of the pandemic, they are now being manually checked more often in an effort to flag any potential risk of infection or health degradation that could lead to their hospitalization and potentially expose them to COVID-19 cases. Now, operators have to multiply unnecessary contacts by **manually checking on residents every 2-3 hours** on average. Without technology, there is no other solution for caregivers.

Products related to incontinence already represent more than a third of nursing homes' spending and with these new protocols, nursing homes spent more time and more money than ever to monitor their residents. This is not economical, not efficient, and not patient-centric.

Despite this, it still doesn't guarantee that residents will not be in a soiled environment for a long time. If a patient wets or soils their garment shortly after being manually checked, they could remain in that state for several hours.

Furthermore, over the years, the lack of skilled nursing workers has led to a degradation in the quality of care at skilled nursing facilities. The staffing levels at nursing homes have not kept up with the rise in admissions, which leads to increased strain on operations at such facilities across the country producing a potential rise in complaints of abuse, neglect, and overall poor quality of care.


Caregiver head count vs. bed count
Nursing home staffing fluctuates greatly, with staffing dipping on weekends. A look at the national average, below.
Weekdays
Residents per nurse on best-staffed days
18 to 1
Residents per aide on best-staffed days
9 to 1
Residents per nurse on worst-staffed days
30 to 1
Residents per aide on worst-staffed days
14 to 1


Weekends
Residents per nurse on best-staffed days
20 to 1
Residents per aide on best-staffed days
10 to 1
Residents per nurse on worst-staffed days
38 to 1
Residents per aide on worst-staffed days
17 to 1
= 5 residents

As a COVID-19 solution, we believe Smardii is now a must-have remote monitoring tool for long-term-care operators who want to improve patient care, while drastically reducing operational spending. **See interview from Laurie Dale, Ability Beyond's Chief Technology Officer below:**



When trying to put a dollar amount on some of these issues, we learn that:

- The exponential increase of the elderly population accompanied by the shortage of nurses and medical staff increases risks and liabilities for healthcare facilities and affects the quality of care
- Increase in the cost of eldercare due to lack of innovation and lack of automation for certain tasks
- Cost of UTIs is $1.6 Billion per year in the U.S.
- Cost of Falls are $50 Billion per year and 3 deaths per hour in the U.S. for people aged 65+
- Cost of Pressure Ulcers cost between $10 and $26 Billion per year in the U.S.
- The average settlement for Nursing Home Neglect/Abuse case in the U.S. amounts to $406,000
- Covid-19 has put an additional strain on healthcare operators who are now forced to find solutions or they may close down.

THE SOLUTION

Smardii. Better Care

Smardii is an IoMT (Internet of Medical Things) medical device that, when attached to any adult brief, is able to detect an array of body functions like **urine**, **stool**, and **body positioning** for fall detection and pressure ulcers monitoring. This is the first generation of our product, already in use at nursing homes, and FDA-compliant.

And, we are on our way to include geolocation, body temperature reading, and real-time urinalysis in an upcoming version (Smardii Gen2, a.k.a. Smardii Plus).


smardii
High Tech
Easy to Use
Wearable.

Aside from the obvious quality of care and life improvement for patients, we are also eliminating tedious manual processes for medical staff. This means our solution offers **immediate and substantial cost savings for healthcare facilities.**

Plus, our technology is also building an entire health history for patients. Healthcare facilities can show clear evidence of the quality of care given or reported to their regulators.

This becomes very important where neglect lawsuits can cost hundreds of thousands (sometimes millions) of dollars to nursing homes. Bedsores being evidence of neglect is difficult to overcome before a court of law, when the caregivers cannot produce compelling evidence. Smardii can help bridge that gap.


smardii
Geriatrics Center | Floor 12
Dry
Sitting
7
6
1

HOW IT WORKS

Intelligent Patient Monitoring

Smardii is made up of the following:

- **Disposable (single use) Sensor Strips:** With an adhesive backing, the sensor strip is attached to the inside of an adult incontinence garment, either a diaper or pull-up brief.
- **The "Puck"** - A reusable, rechargeable, and waterproof communication device: The Puck clips onto the outside of the garment and attaches to a protruding tab on the sensor strip. This is the "brains" of the Smardii system. The Puck takes information from the sensor strip and sends it to the Cloud, via a gateway.
- **LoRa Connectivity Gateway:** The gateway is simply plugged into a standard electrical outlet, takes information from active Pucks, and sends it to the Cloud.
- **The Smardii Portal:** a web-based software that pulls down information from the Cloud. Alerts, preset notifications, and other information can be displayed in graphical or numerical formats on any smart device.


smardii
Disposable (single use) sensor-strips


The "Puck"
smardii


LoRa™
LoRa Connectivity gateway


The Smardii Portal
Geriatrics Center | Floor 12
Wet
Dry
Dry

From there all you have to do is:

1. Plug the Gateway in, and after 3 to 5 minutes, the entire system will go live and automatically connect to our Cloud servers.
2. Charge the pucks, four hours each. Batteries last for 90 hours.
3. With a nurse practitioner's help, peel off the adhesive backing the sensor strip and apply it into whatever brand or type of incontinence protection is being used.
4. Put on the pull-up, with the sensor strip now in it. The sensor strip itself is not touching the skin since it is protected by a biocompatible mesh material. It is disposable, very flexible, very soft, and residents do not notice any difference.
5. The puck goes outside of the protection and physically clamps onto the sensor strip. After a few seconds, the data will start flowing from the Puck to the Cloud.


smardii
smardii


1. Plug it in
2. Charge the pucks
3. Peel off adhesive
4. Put on the pull-up, with the sensor strip
smardii
5. The puck physically clamps onto the sensor strip.

Our current version detects the presence of urine, stool, and analyzes body positioning. The key functionalities are:

- Urine Graph
- Urine vs. Stool Event Tracker
- Body Positioning for Activity Tracking
- A Pressure Ulcers Repositioning Notifier

Smardii goes well beyond incontinence monitoring - It is a health monitoring device and an operational management tool for caregivers.

THE MARKET

The Long Term Care Market is About to Have a Boost

The Long Term Care Market size was valued at USD 751.9 billion in 2019 and is expected to witness 6.9% CAGR from 2020 to 2026.

Increasing aging and life expectancy will continue to boost the market growth during the analysis period. Additionally, advancements in medical technology have allowed caregivers and family members alike to securely diagnose and treat the elderly population base effectively.

Emerging technologies for the elderly, like Smardii's, favor the market as **over 80% of home-health patients require help with toileting.**


Long Term Care Market size
USD 750 billion
in 2019

Our market is divided into three main categories:


Home Healthcare Services
Community-based Services
Facility-based Services

In general, home health agencies, hospices, and nursing homes all provide nursing or skilled nursing services. It is therefore our target market number one since it is where patients and residents require the most attention and monitoring.


Percentage of home health patients requiring assistance with select activities in the U.S. in 2015-2016
Share of U.S. home health clients needing help with select activities 2015-2016
Percentage of home health clients
120%
100%
80%
60%
40%
20%
0%
97.2%
95.4%
92%
91.3%
81.1%
61.2%
Bathing
Walking or locomotion
Dressing
Transferring in and out of bed
Toileting
Eating
Note: United States
Further information regarding this statistic can be found on page 38.
Source(s): CDC; ID 720722
7
statista

OUR TRACTION

Impressive Achievements


CES
LG ThinQ

We were working hard behind the scenes until 2019, and since then we've been on a roll, being acclaimed by the medical and the scientific communities, winning awards, and we've been recognized by the press globally.


NASA iTech


NASA iTech
NASA
Top 10 Finalist - CES 2020

Check out some our achievements:

- Elected Top 10 Patient Monitoring Solution 2019 by the Healthcare Tech Outlook Magazine.
- An entire week of Seamless Live Demo at CES 2020 Las Vegas, where hundreds of people stopped by our booth each day and made contact.
- Top 10 Finalist at the NASA iTech Challenge of CES 2020.
- Over 70 Press Releases in about 20 countries
- Formed Strategic Partnerships with various Long Term Care Operators, representing over 25,000 beds, already undersigned Letters of Intent.
- Another 250,000 beds in our Queue (sales funnel, no purchase order signed yet).

FDA-compliant

6,384 hours of live resident testing

Over **2,000** hours of lab testing

10x reduction of COGS since Pilot

$10M Monthly SaaS Sales Funnel

Several patents filed worldwide

Proof of Concept on Smardii Plus

CES 2020 Exhibitor

Top 10 NASA iTech Challenge

Experienced Team with 200 years of combined Life-Sciences experience

HIGHLIGHTED ACHIEVEMENT

Our first pilot project has already yielded positive results

Pilot Completed

"Les Opalines"

France's 7th largest chain of skilled nursing facilities

Pilot Feedback

By Caregivers:

- ✓ *"Always Reliable Notifications".*
- ✓ *"Very easy setup, no installation required".*
- ✓ *"Solution of the future for institutions and at-home".*
- ✓ *"We no longer wake-up and change residents randomly".*
- ✓ *"It creates an additional bond with residents and allows us to refocus on critical tasks. We now have more quality time to spend with residents having cognitive disorders".*

By Residents:

- ✓ *I sleep better at night. They no longer wake me up".*
- ✓ *"I feel safe. I am happy to have Smardii because I know they will come for me".*
- ✓ *I am less stressed. I know they are taking care of me".*

Customer's Major Concerns Pre-Pilot	Key Results Using Smardii
Night Sleep Interruptions	Reduced by 50% to 100%
Undetected Stool Events	Detection at least once per day, per resident (on residents prone to skin breakdown)
Urine and Stool Detection Accuracy	99.9%
Fall Detection	2 falls detected. Accuracy 100%
Diaper Overflow Incidents	Reduced by 100%
Cost of Diaper Overflow Incidents	Reduced by 100%
Reduction of Unnecessary Contacts (COVID-19)	Reduced by 100%
Reduction of Diaper Usage	Reduced by 30%-50%
Time Allocation	Min. 2 hours saved per 24 hours


smardii
Outstanding Customer Reviews

THE BUSINESS MODEL

We know The Situation is Challenging - Which is Why our Model is Easy, Affordable, And Profitable

The business model is fairly simple because our customers, who are facing many challenges at the moment, need things to be as simple as possible.

That's why we have **a monthly recurring Software as a Service and Hardware as a Service** so customers pay a single price below $99 per person all-in.


Saving time means more quality time spent with residents

When it comes to Medicare, we see it as a great incentive for healthcare operators to adopt Smardii, but we believe our solution is already compelling enough. However, with reimbursement from Medicare, customers could possibly get Smardii fully paid for, or even make a profit. Based on a recent study conducted by a third-party reimbursement expert, we believe Smardii is eligible for several CPT Medicare reimbursement codes.

Over time, Smardii will be gathering valuable data, which we intend to monetize while complying with all relevant laws and regulations such as HIPAA, GDPR, and the like.

HOW WE ARE DIFFERENT

Smardii is Safe, Simple Health Monitoring

Smardii is neither the first nor the last IoMT solution on the market - but we believe it to be the most comprehensive and the most economical out there. When it comes to solutions improving daily living, and the well-being of the elderly population, we see that there are plenty of independent solutions for caregivers to choose from.


"We believe it to be the most comprehensive and the most economical out there."
smardii

Smardii is the most robust, comprehensive, and adult-focused technology out there. We do not use WiFi, BLE, or ZigBee. We are using a private network, built for large-scale medical facilities, and allowing for quick deployment.

Our solution is **brand-agnostic**, we do not rely on diaper manufacturers, and we do not expect healthcare operators to switch brands and disrupt their procurement process.

Our solution is **auto-provisioning**, which means there is **no equipment installation needed**. Even during the peak of the pandemic, we could get our system running with no effort.


ability
beyond
The Leir Pavilion
smardii

Our solution uses a **private network**, which means that we do not need to access our customer's WiFi. This gives them a lot of comfort in terms of cybersecurity, and we do not saturate their WiFi bandwidth.


smardii
"We are using a private network, built for large-scale medical facilities."

THE VISION

We Want to Give You Cutting-Edge Critical Health Data

Since 2018, Smardii's **strategy** has always been to **first enter the B2B adult market**, get product and vision validation from healthcare professionals, and slowly penetrate the in-home care market (adults-only), with our Gen1 product, then with our Gen2 product, which will include temperature reading and real-time urinalysis. Smardii is presently pre-revenue.

Our **mission** is to improve the lives of residents, patients, and their caregivers but also to allow elder care facilities to streamline their operations, reduce costs and liabilities using our cutting-edge technology.

Our long-term **vision** is to gather and provide users and their caregivers with critical health data, for preventative care and improved health. And finally, putting our product into people's homes, by first partnering with in-home care service companies, IoT monitoring companies, or any other relevant strategic partner (B2B2C adult market). We want people to think that "if nursing homes trust and use Smardii, (we) should do the same for mom and dad at home".


smardii
URINE DETECTION
STOOL DETECTION
REAL-TIME URINALYSIS
smardii
Our long-term vision is to gather critical health data for preventative care.

Since the pandemic, we see an increase in demand from **elderlies living at home**, and from **younger adults with disabilities**, who also need Smardii. See here a testimonial from Paul Amadeus Lane, ABC Knet broadcast professional and disability advocate:


Paul Amadeus Lane

A successful crowdfunding campaign could help us enter the B2C market quicker than anticipated. The demand is here!

We see the evolution of Smardii going from Hardware to Software, to Data. This is our 5-year plan.


Data
Software
Hardware
Smardii Value
B2C
B2B2C
B2B
Time

During the last 6 months, we were deeply involved in and have finalized COGS reduction and supply chain improvement with world-class medical device contract manufacturers. We have already taken the necessary steps to protect our Intellectual Property for future development and commercial deployment.

OUR LEADERSHIP

An A-Team of Scientists and Business Professionals

The Smardii Team has over 200 years of combined experience in the corporate world, more specifically in the Life Sciences business. The team is very diverse, with a tremendous track record built at some of the world's largest companies.

What makes Smardii different as a startup is that it was not started by inventors or scientists. The early founders were in the Private Equity business before starting Smardii.


smardii
URINE DETECTION
smardii
Better Care.

We then decided to build an A-Team of life sciences professionals to carry on this project.

WHY INVEST

The Elderly Community Needs Smardii


Dr. Bonnie Clipper

With the market value, and genuine need for this technology, we feel that our product is revolutionary when it comes to the future of elderly care, we anticipate...

- Reduction of high-cost medical Issues by up to 48%
- Reduction of operational costs by up to 41%
- Reduction of night sleep interruptions by 50%-100%

We are as confident in helping people as we are in being a worthwhile investment. Join us on our journey to disrupt the healthcare system, and provide elderly patients and adults with disabilities what they deserve.

Join us on our journey to disrupt the healthcare system



Reduction of high-cost medical Issues by up to

48%

Reduction of operational costs by up to

41%

Reduction of night sleep interruptions by

50%-100%

In the Press

SHOW MORE

Meet Our Team



Mathieu Gaddini

Director & Chief Medical Officer

Mathieu has over 20 years of experience as a Medical Doctor and PhD in France. He graduated France's premier medicine school (Marseille) with Magna Cum Laude in 2004, where he did his residency between 2000 and 2004, notably in the geriatric and ER pediatric units.

He is a Micronutrient / Morphological Medicine and Anti-Age specialist (MMAA) and is a Medical Expert Witness before the French courts. He is a practicing doctor at many Skilled Nursing Facilities in France, hence has a strong knowledge of medical issues elderlies are experiencing, and operational challenges healthcare operators are facing.

As a practitioner, Mathieu was instrumental in Smardii's shift from the original baby-oriented solution to what it has become today, i.e. an adult-focused remote patient monitoring tool.



John Welch

Chief Revenue Officer

John is responsible for Smardii's marketing, sales, and customer engagement activities. He has over 30 years of experience in healthcare and medical products, previously at Dale and Johnson & Johnson, just to name a few. He has a perfect knowledge of the healthcare industry, its various business channels, and helps growing the Smardii brand through customer engagement and strategic partnerships.



Gregory Zaic

Director

MIT and Princeton Engineering graduate, Greg was a general manager at Baxter Labs, responsible for a medical device division. After Baxter, he has spent over 25 years in the life sciences industry. He has served on ~20 boards of directors, several corporate advisory boards and the Columbia University Department of Ophthalmology Board of Advisors. During his career, he has been involved in 7 IPOs and 5 mergers.



Sebastien Gaddini

Director

Sebastien has over 18 years of experience in the corporate world, acting as a Corporate M&A attorney, admitted to practice law in New York and Paris, and previously practicing in Luxembourg. During his career, he advised Private Equity and Fortune 500 Multinational Companies on their legal, accounting, tax structuring, international operations, debt/equity financing, mergers & acquisitions, and public listing needs.

Through previous employment (some of the world's largest corporate administration firms) he acted as board director of many Luxembourg vehicles for the account of large U.S. multinational companies and Private Equity firms. He helped clients set up structures, expand operations (in over 70 countries), and go through corporate transactions and public listings. He is an expert in corporate carve-outs, international expansion, growth strategies and implementation for a wide array of clients (from startups to MNCs). He participated in 2 successful IPOs, one for a well-known global manufacturer, the other for a leading data analytics company.

He brings his corporate governance expertise to the board of directors, and to the company's leadership.



Alpesh Patel

Director

Alpesh is a successful serial-entrepreneur who was one of the early investors in Smardii. He immediately believed in Smardii's potential as a much-needed disruptive technology. His experience, as the owner of many successful businesses across the United States, makes him a valuable asset to the company and its Board of Directors.



Edward Mebarak

Principal Engineer

Edward is Smardii's principal engineer responsible for product development and go-to market activities, such as contract manufacturing and regulatory matters. He has over 20 years of experience as a principal engineer at a Fortune 500 medical technology company.





Spiro Leunes

Chief Financial Officer

Vikram has over 20 years of experience with institutional clients on Wall Street including leading deep due diligence for large Private Equity/Hedge Funds, securing procurement from large pension funds, product development, client operations and onboarding, marketing operations, strategy, execution, vendor due diligence, selection and management, operational due diligence, systems onboarding, building and managing marketing and client relation teams, and fund raising.

Throughout his career he has helped launch over 20 products totaling over $15 billion in AuM. He has also served on ESG Committees and has led various initiatives on responsible investing.

He has an in-depth knowledge of the sell-side due diligence process and has a strong track record of building brand value and raising awareness.

Mrugesh Patel

Communications Engineer

Mrugesh has over 14 years of experience as a Senior Communications Engineer. He has a bachelor's and master's degrees in Computer Engineering from Stevens Institute of Technology with a concentration on communications and networks. He's proficient in script programming as well as hardware prototyping.



Vikram Mehta

Co-Founder

Vikram has over 20 years of experience with institutional clients on Wall Street including leading deep due diligence for large Private Equity/Hedge Funds, securing procurement from large pension funds, product development, client operations and onboarding, marketing operations, strategy, execution, vendor due diligence, selection and management, operational due diligence, systems onboarding, building and managing marketing and client relation teams, and fund raising.

Throughout his career he has helped launch over 20 products totaling over $15 billion in AuM. He has also served on ESG Committees and has led various initiatives on responsible investing.

He has an in-depth knowledge of the sell-side due diligence process and has a strong track record of building brand value and raising awareness.

Offering Summary

Company	Smardii, Inc.
Corporate Address	1221 Brickell Avenue, Suite 900, Miami, FL 33131
Offering Minimum	$9,999.00
Offering Maximum	$999,999.00
Minimum Investment Amount (per investor)	$249.00

Terms

Offering Type : Equity

Security Name : Class A Common Stock

Minimum Number of Shares Offered : 3,333

Maximum Number of Shares Offered : 333,333

Price per Share : $3.00

Pre-Money Valuation : $12,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the President of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the President determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares.

Lead Investor

Invest $250,000 within the first 2 weeks and receive an additional 20% bonus shares.

Amount-Based:

$500+ | Tier 1

Join the priority waitlist to be among the first to receive the Smardii system

$1,000+ | Tier 2

5% bonus shares + Join the priority waitlist to be among the first to receive the Smardii system

$2,500+ | Tier 3

7% bonus shares + Join the priority waitlist to be among the first to receive the Smardii system

$5,000+ | Tier 4

9% bonus shares + Join the priority waitlist to be among the first to receive the Smardii system + Meet (virtually) with the Founders to discuss "Smardii Into the Future".

$10,000+ | Tier 5

12% bonus shares + Join our Clinical/Investor advisory group + 10% discount on Smardii (Outside discounts/margins won't stack) + Join priority waitlist + invitation to our "Investors Greetings Dinner" (transportation/accommodation costs excluded).

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Smardii's will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $3.00 / share, you will receive 110 shares, meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VIDEO 1, MAIN VIDEO:

My name is John Welch, and I am the Chief Revenue Officer for Smardii. I have spent more than 30 years in the Medical Device Industry working for large fortune 100 companies as well as startups, and I'm extremely excited to tell you about Smardii.

The population of seniors in the US will reach 83 million by 2050, and with it, an increased demand for senior care.

Nursing homes are already being crushed by a decades-long drop in medical staff, increased costs, and lack of resources.

At the center of our senior-care problem is incontinence—which affects at least 60% of nursing homes' residents, and makes people susceptible to infections, bedsores, falls, and worse.

That's where Smardii comes in. We turn any adult incontinence garment into a remote patient monitoring system, with single-use sensor strips combined with a reusable, rechargeable, waterproof device.

Smardii is the only solution on the market that monitors and differentiates the presence and level of urine and stool, as well as detects falls and notifies when a person prone to pressure sores needs to be moved.

Smardii helps to fill the growing medical personnel shortage by reducing the time caregivers need to spend checking diapers; while lowering overall nursing home costs related to incontinence, which account for 30% of facility spending on general supplies. Even more important, Smardii keeps our seniors healthier, and restores a sense of dignity by eliminating incessant diaper checks.

Smardii sets up in minutes on a cellular connection—so there's no need for complicated IT integration. Plus, caregivers can access all this information from any smartphone, tablet, or computer. We're finally bringing the trillion-dollar senior care industry online.

The first-generation Smardii is already on the market and FDA compliant. We even won top ten in the NASA iTech Challenge at the CES Las Vegas in 2020. We've signed 10 partnerships with long-term care operators across Europe, the United States and Canada. Our current sales funnel, if materialized, already represents about $10 million in recurring monthly revenue.

Our founders designed Smardii by talking to doctors and nurses to understand their needs first. Now we're turning to you to expand our reach in providing better senior care.

With your investment, Smardii will gain the operational capacity to deliver a higher volume of units to more care facilities. We already have the demand!

We'll also expand to the retail space, putting Smardii devices in the hands of the 53 million Americans who act as caretakers to their loved ones.

Senior care has a face. It belongs to our parents, grandparents, and loved ones. Invest in Smardii now and together we can better care for our elders.

VIDEO 2, A NEW STANDARD OF CARE

Speaker 1: So this product is a small disk. It can be attached to disposable diapers, and I guess it has a sensor in it that can detect when a diaper has been soiled.

Dr. Andrew Ordo...: That's one smart diaper.

Vikram Mehta: Our device is a lightweight device, which is very easy to use. It simply connects and disconnects with any brand of diaper. It can detect urine; stool; body positioning; body location; body movement, in case of falls and slips; wandering in case of use in memory care centers and Alzheimer's. And it communicates everything, all the alerts in real-time via a portal and our smart app. It's a very easy-to-use, convenient device. We have designed it to be patient-centric and also for use by medical professionals.

Speaker 3: This is the Uber of pooper.

Vikram Mehta: Provide that information in real-time to the medical professionals, nursing homes, and to the staff so they can take better care of their loved ones and improve the quality of life and dignity of care in nursing homes and aging in place.

Speaker 4: When they were saying, "The elderly", this is a home run.

Speaker 5: I think there's a definite need for real-time detection. Toileting is always an issue. It's a key issue in senior care communities. And from an operator standpoint, using caregiver time efficiently is very, very important because of the lack of caregivers in the market. A definite benefit to care operators.

Speaker 1: In a nursing home, if you're a senior and you've soiled yourself and you don't get it cleaned up, it can lead to bedsores, skin breakdown.

Sebastien Gaddi...: You need to build a medical screening tool for healthcare professionals. One is for healthcare facilities because they need technology to help them. And the other one is also at home. The majority of the people, when they get older, they are not in a nursing home, they are at home.

Dr. Nita Landry: I like it for nursing homes, because think about it. If you have this sensor, then they can link it to the nursing station. But what if you can also link it to maybe your phone at home, and you can know that your loved one is being moved around. You can know when they were changed last. You can know if they're they've soiled themselves and they're just sitting there for a long time. I think I would like that.

Speaker 1: I agree. I think there's a lot to technology in places like [crosstalk 00:02:22].

Dr. Andrew Ordo...: Yeah, if they're taking care of somebody at home that has special needs like that, then it would be nice to have that.

Speaker 9: Wow, this piece of innovation right here is really going to save a lot of lives.

VIDEO 3, ABILITY BEYOND (USA) LAURIE DALE

Laurie Dale: Laurie Dale from Ability Beyond. I'm the senior leader of Empowering Technology.

We decided to have Smardii at Ability Beyond because for the last few years we've been looking for a solution for incontinence.

Our team is definitely excited about Smardii and the possibility of it helping people that we provide services to be a little bit more independent and have a little less intrusion into their daily lives.

We're hoping that Smardii will help us during COVID-19 as a way to provide support but not be as close to people and have a faster response to incontinence.

VIDEO 4, SMARDII AT BACKSTAGE CES 2020

Vikram Mehta: As we did more research and started talking to more nursing homes, they were impressed by what we were doing and they wanted to know how we can work with them. And so we sat down and we collaborated, and we asked what were their top pain points? And those are the features that are embedded in our products. So Smardii's offering is a perfect fit within the aging care sector and the nursing home sector, where the staffing ratios are not so great and they need help. Whether you have a nurse on really bad days, covering 30 or 40 beds at a time, they need an additional tool to help with a rise in aging population.

Sebastien Gaddi...: You need to build a medical screening tool for healthcare professionals. That's the end goal, that was the strategy. One is for healthcare facilities because they need technology to help them. And the other one is also at home. The majority of the people, when they get older, they are not in a nursing home, they are at home.

VIDEO 5, SMARDII HELPS ADULTS WITH DISABILITIES

Paul Amadeus La...: Hi, my name is Paul Amadeus Lane, broadcast professional and disability advocate. I'm a C6 quadriplegic. I've been one for over 27 years. And when I came across Smardii's technology at CES 2020, I thought it was an amazing piece of innovation. But then the pandemic hit, and then I realized this innovation is not a luxury, it's a necessity. Especially when it comes to a pandemic, patient care is so important. And as a member of the disabled community, I see this innovation being used at home. Myself, I cannot feel under my chest. So imagine me having an accident and not knowing until it was too late. Smardii's technology would be so awesome for ones like myself, caregivers, and nursing facilities. Right now is the time to act. We see what this pandemic has taught us. We have to be prepared and make sure that we have Smardii out there in the front lines, so this piece of innovation can change lives and also keep ones healthy and safe.

VIDEO 6, SMARDII INTERVIEW / DR. MONIQUE GIRARD

Hello, my name is Doctor Monique Girard and I am the Chief Medical Officer at “Les Opalines” in France. We are one of the largest chains of skilled nursing facilities in the country.

Very recently, we used the Smardii system for several weeks. The results were truly

outstanding.

The setup was very easy and there was no equipment installation needed, which is a big plus for us considering the COVID-19 situation and the restrictions around external people entering our facilities.

The sensor-strip goes inside any incontinence protection, which is perfect for us because we do not want to change protection brands.

It detects the presence of urine and stool, but also monitors the resident's body position, sending a notification to our staff if there is a fall. We were very impressed with Smardii's accuracy and ability to make a difference between urine and stool. I do not believe there is another product on the market that can do this. Stool detection is critical in our business.

Clinically, operationally and financially our evaluation was a success. Our existing procedure requires staff to manually check residents' protections. With Smardii, we were able to eliminate many manual processes. This offers a number of real benefits. For example:

We do not wake-up residents during the night to check their protection.

We reduce unnecessary contacts because we now have an efficient and reliable remote monitoring solution.

Because residents are changed quicker (especially for stool), we reduce complications like rashes, skin breakdown or infections.

Our staff can save time, better manage what they have to do, and give priority to more critical tasks. It improves working conditions. Time savings also mean that our staff can spend more quality-time with residents.

Our residents feel healthier, safer, and happier. They know we are here for them.

As a physician, these things are very important to me.

About 60% of our residents suffer from incontinence. With Smardii, we now have a better and more dignified way of caring for them.

VIDEO 7, INTERVIEW WITH DR. BONNIE CLIPPER

Dr. Bonnie Clip...: Hi, I'm Dr. Bonnie Clipper. I was the first vice president of innovation for the American Nurses Association, where I created the innovation framework to bring 4 million registered nurses into the innovation space. I was a chief nurse executive for more than 20 years. I've been a Robert Wood Johnson Foundation executive nurse fellow. I speak frequently on topics that impact nursing, particularly those that pertain to technology such as the influence that wearables and artificial intelligence, virtual reality and robotics will have on nursing practice, as well as the workforce of the future. What does that look like in healthcare and how are nurses and physicians going to fit into the paradigm with technology enabled roles?

I'm particularly excited about the work that Smardii is doing because of the technology, which

will improve patient outcomes and resident quality of life. But most importantly to me, this technology has the ability to improve clinician workflows and productivity. There isn't anything else on the market that I've seen, and this is an amazing technology. Certainly, understanding when a patient needs attention is a time-saver, also will allow us as clinicians to focus our efforts on the patients or the residents that need our time and not waste that time on patients or residents who don't require it.

It's also important because it's a safety issue and a quality of life issue. This will avoid patients and residents from having to wear soiled diapers and experiencing skin breakdown or having safety issues as a result of them trying to get up and change their own diaper. I think this is a great technology at a good time, and I enjoy very much my time advising and working with Smardii. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SMARDII, INC
BYLAWS

AS AMENDED ON
OCTOBER 20th, 2020

PART 1: GENERAL TERMS

ARTICLE FIRST: NAME

The name of this corporation is Smardii, Inc. (the "**Corporation**").

ARTICLE SECOND: REGISTERED OFFICE

The name of the Corporation's registered agent, and the address of the Corporation's registered office, in the State of Delaware is:

Registered Agent: Harvard Business Services, Inc.

Street: 16192 Coastal Highway
City: Lewes
County: Sussex

Zip Code: 19958-3608

ARTICLE THIRD: PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE FOURTH: AUTHORIZED SHARES

A. STOCK

The total number of shares that the Corporation is authorized to issue is 11,000,000, each with a par value of $0.00001, as set forth below:

(a) 7,800,000 shares are designated "**Class A Common Stock**",

(b) 2,800,000 shares are designated of "**Class B Common Stock**", and

(c) 400,000 shares of "**Preferred Stock**", of which 400,000 are designated "**Series FP Preferred Stock**".

The Class A Common Stock and Class B Common Stock are referred to collectively as "**Common Stock**". The Class A Common Stock, the Class B Common Stock and the Series FP Preferred Stock are referred to collectively as "**Founders Stock**", whenever held by the Founders.

B. TERMS OF THE COMMON STOCK AND THE SERIES FP PREFERRED STOCK

The preferences, limitations, voting powers and relative rights of the Common Stock and the Series FP Preferred Stock are as follows:

1. Voting Rights. Except as otherwise provided in these Articles or by applicable law, the each of the holders of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock shall vote together as a single voting group on all matters submitted to a vote of the Stockholders. Each share of:

(a) Class A Common Stock has one vote, unless being held by Founders, or by Alpesh Patel (directly or indirectly via ALS Smardii, LLC or ADP Smardii, LLC), in which case it has ten votes,

(b) Class B Common Stock has ten votes, and

(c) Series FP Preferred Stock has ten votes, unless reduced to one vote as provided in Article Fourth:B.6.4,

in each case as of the applicable record date on any matter that is submitted to a vote of the Stockholders.

2. Equal Status. Except as otherwise expressly provided in these Articles or required by applicable law, shares of Series FP Preferred Stock, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

3. Distributions.

3.1 In General. Except as provided in Article Fourth:B.3.2 and Article Fourth:B.3.3, shares of Class A Common Stock, Class B Common Stock and Series FP Preferred Stock shall be treated equally, identically and ratably as if they constituted a single class of common stock of the Corporation, on a per share basis with respect to any Distribution as may be declared by the Board from time to time with respect to the common stock of the Corporation, unless different treatment of the shares of each series and class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Series FP Preferred Stock, each series and class voting as a separate voting group.

3.2 Distributions Paid in Shares. In the event the Board declares a Distribution on the Common Stock payable in the form of shares of Common Stock, then the holders of the Class A Common Stock, the Class B Common Stock and the Series FP Preferred Stock shall be treated equally and ratably with respect thereto, provided that each such series and class will receive shares (or rights thereto, as the case may be) of the same series or class, unless different treatment of the shares of each such series and class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Series FP Preferred Stock, each series and class voting as a separate voting group.

3.3 Distribution upon Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Change of Control Transaction, the amounts available for distribution to the holders of the Common Stock as a result thereof shall be distributed,

first to the holder of Series FP Preferred Stock until an amount equal to $1.00 per share (adjusted for stock splits and stock dividends) shall have been so distributed, and

second to the extent that any further distribution is to be made, to the holders of each share of Series FP Preferred Stock and Common Stock equally, identically and ratably, on a per share basis as a single group.

The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such distribution shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

4. **Subdivision or Combination.** If the Corporation in any manner subdivides or combines the outstanding shares of Series FP Preferred Stock, Class A Common Stock or Class B Common Stock, then the outstanding shares of the other such classes will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such series and class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, Class B Common Stock and Series FP Preferred Stock, each series and class voting as a separate voting group.

5. **Automatic Issuance of Series FP Preferred Stock for Class B Common Stock.** Immediately prior to the effectiveness of any amendment to these Articles which provides for the creation of any new class of stock, which new class of stock has a preference as to all or any portion or type of Distributions which is superior in any respect to the rights of the Common Stock or the Series FP Preferred Stock in such Distributions, all of the then unissued shares of Series FP Preferred Stock shall be deemed to have been immediately issued to the holders of the Class B Common Stock in exchange for, in the case of each issued share of Series FP Preferred Stock, one share of Class B Common Stock. Such issuance will be divided ratably among the holders of the Class B Common Stock such that each holder of Class B Common Stock will receive a percentage of the total number of shares of Series FP Preferred Stock being so issued equal to such holder's then determined percentage ownership of the entire class of Class B Common Stock. Such issuance of Series FP Preferred Stock shall be automatic without further act by the Board or the Stockholders. The Secretary is authorized to evidence such issuance and exchange by issuing new stock certificates or notices of issuances at the discretion of the Secretary. Such exchanged shares of Class B Common Stock shall be retired and not reissued.

6. **Conversion of Founders Stock.**
6.1 **Voluntary Conversion.**
6.1.1 **Right to Convert.** Each share of Founders Stock shall be convertible at the option of the holder thereof at any time into one (or such number as adjusted as provided elsewhere herein) fully paid and nonassessable share of Class A Common Stock upon written notice to the "Secretary" of the Corporation by the holder thereof and compliance with the procedures for voluntary conversion as set forth in Article Fourth:B.6.1.2.
6.1.2 **Mechanics of Conversion.**

(a) **Initiation.** Such holder shall deliver a written "**Conversion Notice**" to the Secretary at the office of the Corporation that shall state:

(i) that such holder elects to convert some or all shares of such holder's Founders Stock (the "**Converting Shares**") into Class A Common Stock,

(ii) the class and number of Converting Shares to be converted into shares of Class A Common Stock, and

(iii) any conditions upon which such conversion is contingent.

Such holder shall:

(A) surrender the certificate or certificates evidencing the Converting Shares (if such shares are evidenced by certificates) of which all or a portion are to be converted, at the office of the Corporation, provided, however, that if the certificate or certificates (if any) evidencing the shares to be converted have been lost, stolen, or destroyed, the holder may, in lieu of delivering such certificate or certificates, notify the Secretary that such certificate or certificates have been lost, stolen, or destroyed and execute and deliver an agreement satisfactory to the Corporation (the "**Lost Certificate Agreement**") to indemnify the Corporation from any loss incurred by it in connection with such certificate or certificates;

(B) provide payment of all transfer taxes (or proof of payment thereof), if any; and

(C) provide any stock powers or other documents reasonably required by the Secretary.

(b) Issuance of Class A Common Stock. The Corporation shall, as soon as practicable thereafter, provide for the issuance and delivery to such holder, at the address for delivery indicated in the Conversion Notice, of certificate or certificates (or, at the option of the Corporation, notices of issuance of stock) for the number of shares of Class A Common Stock into which such holder has elected to convert the Converting Shares.

(c) Effectiveness of Conversion. Such conversion shall be deemed to have been made immediately before the close of business on the later of:

(i) the date of receipt by the Secretary of the Conversion Notice or immediately prior to the satisfaction of the conditions of conversion set forth therein, if any, or

(ii) if such stock is evidenced by certificates, the date of either:

(A) the surrender to the Secretary of the certificate or certificates evidencing the shares of Founders Stock to be converted, or

(B) the delivery of the lost certificate agreement, as the case may be

(the later of the dates under the preceding clause (1) or clause (2), the "Voluntary Conversion Date"), and the holder entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as the record holder of such shares of Class A Common Stock on such Voluntary Conversion Date. Upon any conversion of the Converting Shares into to Class A Common Stock, all rights of the holder of such shares of Converting Shares shall cease and the person, persons, entity or entities entitled to receive the shares of Class A Common Stock upon such conversion shall be treated for all purposes as having become the record holder or record holders of such shares of Class A Common Stock.

(d) Conditional Conversion. The holders of Founders Stock may make the conversion of such shares into Class A Common Stock conditional upon the occurrence of an event or events, or the completion of a transaction or transactions, and specify a deadline therefor. If such condition is not satisfied prior to such deadline, such holder's ownership of such shares of Founders Stock shall be returned to the status quo ante.

6.2 Conversion of Class B Common Stock.

6.2.1 Conversion. Each share of Class B Common Stock held by a Founder shall convert into one (or such number as adjusted as provided elsewhere herein) fully paid and nonassessable share of Class A Common Stock upon the occurrence of a Founder Event with respect to such share or such Founder.

6.2.2 Procedure. Conversion of the shares of Class B Common Stock pursuant to this Article Fourth:B.6.2 shall be effective automatically and without further act and whether or not the certificates (if any) for such shares are surrendered to the Corporation. The Corporation will, upon request of the holder thereof and the return of the certificates (if any) or a lost certificate agreement (if required), issue certificates or notices of issuance of stock (at the option of the Corporation) of Class A Common Stock to the holder thereof.

6.3 Retirement of Stock. Shares of Founders Stock that are converted into shares of Class A Common Stock as provided in this Article Fourth:B.6 shall be retired and may not be reissued.

6.4 Automatic Reduction in Votes of Series FP Preferred Stock. If:

(a) Voting Control of a share of Series FP Preferred Stock is held other than by a Founder, or

(b) a share of Series FP Preferred Stock is held by a Founder in respect of which share a Founders Event shall occur,

then without any further action, such share shall have its voting power immediately and permanently reduced from ten votes to one vote.

6.5 Administration. The Corporation may, from time to time, establish such policies and procedures relating to the administration of the multi class structure of the Corporation's stock, including, without limitation, the issuance of stock certificates or notices of issuance, as the Corporation deems necessary or advisable. The Corporation may request that holders of shares of Founders Stock furnish affidavits, certificates or other proof to the Corporation as the Corporation deems necessary to verify the ownership of such Founders Stock and to confirm that a conversion to Class A Common Stock pursuant to Article Fourth:B.6.1 or Article Fourth:B.6.2 or a reduction in votes pursuant to Article Fourth:B.6.4 has or has not occurred. A determination by the Secretary with respect to whether a conversion to Class A Common Stock has or has not occurred shall be conclusive and binding.

7. Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Founders Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Founders Stock into shares of Class A Common Stock.

8. No Further Issuance. Except for the issuance or payment of Founders Stock pursuant to Article Fourth:B.3, Article Fourth:B.4 or Article Fourth:B.5, the Corporation shall not issue any additional shares of Founders Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares Class A Common Stock and the unanimous consent of the Founders. This Article Fourth:B.8 can be amended only by the unanimous consent of the Founders.

C. TERMS OF ADDITIONAL PREFERRED STOCK. {RESERVED}

D. DEFINITIONS. AS USED IN THESE BYLAWS, THE TERMS NOT DEFINED ELSEWHERE HEREIN HAVE THE FOLLOWING MEANINGS:

"**Board**" means the board of directors of the Corporation.

"**Change of Control Transaction**" means the occurrence of any of the following events:

A) the sale, lease, exchange or other disposition (other than liens, encumbrances and the grant of security interests in the ordinary course of business and non-exclusive licenses in the ordinary course of business) by the Corporation of all or substantially all of the Corporation's property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation); provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a "**Change of Control Transaction**"; or

B) the merger or consolidation of the Corporation with or into any other business entity, or the acquisition of the Corporation by means of a share exchange, other than a merger, consolidation or share exchange that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent, or being converted into, cancelled in consideration of obtaining the right

to receive, or exchanged for, voting securities that represent, immediately following such merger, consolidation or share exchange, more than half of the total voting power of the capital stock of:

(1) the Corporation or the surviving entity or

(2) if the Corporation or the surviving entity is a subsidiary of another entity immediately following such merger, consolidation or share exchange, the parent entity of the Corporation or the surviving entity.

“**Director**” means a director of the Corporation.

“**Distribution**” means

A) any dividend or distribution of cash, property or shares of the Corporation’s capital stock; and

B) any distribution following or in connection with any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary.

“**Founder**” means separately each of the “Founders” simultaneously first named by the incorporator of the Corporation (or the Board if not so named) in a single resolution. Once so named, Founders may not be increased, removed or replaced, except by unanimous consent of all Founders and all Stockholders. A Founder immediately ceases to be a Founder if at any time such Founder does not own any Founders Stock. This definition cannot be amended except by the unanimous consent of all Founders and all Stockholders. “**Founder Event**” means, with respect to a Founder, a Conversion Event in respect of any particular shares of Founders Stock held by such Founder, or a Disability Event in respect of such Founder and all shares of Founders Stock held by such Founder.
As used in this definition, “**Conversion Event**” means, with respect to any share of Founders Stock, the occurrence of any event or existence of any condition, as a result of which

A) a Founder does not retain sole dispositive power over and Voting Control of such share, or

B) a Founder or a Permitted Entity does not own all of the beneficial and legal interest of such share.

Notwithstanding the foregoing, the following are not Conversion Events:

(1) the grant of a proxy to Officers or Directors at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;

(2) the entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with Stockholders who are Founders or one or more Permitted Entities of Founders, that

(a) is disclosed prior to the effectiveness thereof in writing to the Secretary,

(b) either has a term not exceeding one year or is terminable by the Founders or one or more Permitted Entities of Founders at any time, and

(c) does not involve any payment of cash, securities, property or other consideration to a Founder or any Permitted Entity of a Founder other than the mutual promise to vote shares in a designated manner;

C) the pledge of shares by a Founder or a Permitted Entity of a Founder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction so long as the Founder continues to exercise exclusive Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Conversion Event; or

D) the existence of a community property interest in favor of a spouse of any Founder in such Founder's shares of Founders Stock arising solely by virtue of the community property laws of any jurisdiction, so long a Founder retains sole dispositive power over and Voting Control of such share.

As used in this definition of Conversion Event, "Permitted Entity" means any of the following entities which has any legal or beneficial interest in any shares of Founders Stock ("Permitted Shares") held by a Founder, but only for so long as such Founder retains sufficient legal control over such entity that such Founder retains sole dispositive power and Voting Control with respect to such Permitted Shares:

A) a trust for the benefit of such Founder and no other persons so long as the transfer of such Permitted Shares to such trust did not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such Founder;

B) a trust

(1) for the benefit of such Founder and persons other than such Founder; provided that the transfer of such Permitted Shares to such trust did not involve any payment of cash, securities, property or other consideration (other than an interest in such trust) to such Founder;

(2) under the terms of which such Founder has retained either or both of a "qualified interest" within the meaning of Section 2702(b)(1) of the Internal Revenue "Code" or a reversionary interest;

C) an Individual Retirement Account, as defined in Section 408(a) of the Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Founder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Code;

D) a corporation in which such Founder directly, or indirectly through one or more Permitted Entities, owns shares;

E) a partnership in which such Founder directly, or indirectly through one or more Permitted Entities, owns partnership interests; or

F) a limited liability company in which such Founder directly, or indirectly through one or more Permitted Entities, owns membership interests;

provided, further, that if the shares held by the entities described in the immediately preceding clause B) constitute stock of a "**controlled corporation**" (as defined in Section 2036(b)(2) of the Code), then a Conversion Event shall not have occurred until thirty business days after such time (the "**Shift Date**") as the shares would no longer constitute stock of a "controlled corporation" pursuant to the Code. If such Founder does not, prior to the Shift Date, regain sole dispositive power and exclusive Voting Control with respect to such shares, then a Conversion Event shall have occurred with respect thereto as of the Shift Date.

As used in this definition, "**Disability Event**" means, with respect to a Founder,

A) the nine month anniversary of the death or Mental Disability of the Founder provided that Voting Control of each share of Founders Stock then held by such Founder during such nine month period shall be and by operation of this provision automatically is assigned:

(i) jointly to the Founders who are not then subject to a Mental Disability, or if there are no such Founders, then

(ii) jointly to the Directors, or during any period when there are no Directors, then

(iii) the highest ranking Officer,

provided further that if such Mental Disability terminates during such nine month period, such Disability Event shall be deemed not to have occurred.

As used in this definition of Disability Event, "**Mental Disability**" means, with respect to a Founder, permanent and total disability such that such Founder is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute as to whether a Founder has suffered a Mental Disability, no Mental Disability of the Founder shall be deemed to have occurred unless and until an affirmative ruling regarding such Mental Disability has been made by a court of competent jurisdiction, and such ruling has become final and non-appealable.

"**Officer**" means an officer of the Corporation.

"**Stockholder**" means, at any time, the registered holder of a share of capital stock of the Corporation on the books of the Corporation at such time.

"**Voting Control**" with respect to a share of voting stock means the exclusive power to vote or direct the voting of such share of stock by proxy, voting agreement, or otherwise.

ARTICLE FIFTH: NOTICES

Any notice required or permitted by the provisions of this Certificate of Incorporation to be given to a Stockholder shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE SIXTH: PREEMPTIVE RIGHTS

No holder of any class of capital stock of the Corporation has any preemptive right to purchase or subscribe to:

(a) any shares of capital stock of the Corporation,

(b) any securities convertible into such shares, and

(c) any options, warrants, or rights to purchase such shares or securities convertible into any such shares.

ARTICLE SEVENTH: STOCK REPURCHASES

A repurchase of the capital stock of the Corporation can be made without regard to any preferential dividends arrears amount or any preferential rights amount in connection with

(a) repurchases of capital stock issued to or held by employees, officers, directors, advisors or consultants of the Corporation or its subsidiaries

(i) upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, or

(ii) pursuant to rights of first refusal contained in agreements providing for such right, or

(b) repurchases of capital stock of the Corporation in connection with the settlement of disputes, or

(c) any repurchase or redemption of Founders Stock approved by the holders of the majority of shares of Founders Stock, voting as a single class.

ARTICLE EIGHTH: BYLAW PROVISIONS

A. AMENDMENT OF BYLAWS

Subject to any additional vote required by this Certificate or "Bylaws" of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS

Subject to any additional vote required by this Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT

Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE NINTH: DIRECTOR LIABILITY

A. LIMITATION

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other applicable law is amended after approval by the Stockholders of this Article Ninth: to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth: by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other

persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by the General Corporation Law.

C. INSURANCE

The Board may authorize the purchase, at the Corporation's expense, of insurance to insure:

(a) the Corporation for any obligation which it incurs as a result of the indemnification of Indemnitees; and

(b) Indemnitees against liability in instances in which they may not otherwise be indemnified by the Corporation under this Article Ninth:.

D. MODIFICATION

Any amendment, repeal, or modification of the foregoing provisions of this Article Ninth: will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

E. JURISDICTION

The Court of Chancery in the State of Delaware shall be the sole and exclusive forum for

(a) any derivative action or proceeding brought on behalf of the Corporation;

(b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation;

(c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation or the Bylaws or any state or Federal securities law; or

(d) any action asserting a claim against the Corporation governed by the internal affairs doctrine.

Such courts will apply the General Corporation Law to such dispute.

ARTICLE TENTH: CORPORATE OPPORTUNITIES

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "Excluded Opportunity" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of,

(a) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or

(b) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries,

(a "**Covered Person**") unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

PART II: SPECIAL TERMS

ARTICLE FIRST: MEETINGS OF STOCKHOLDERS

1.1 Place of Meetings. Meetings of stockholders shall be held at any place, within or outside the state of Delaware, designated by the "Board" of directors. In the absence of any such designation, stockholders' meetings shall be held at the principal place of business of the corporation.

1.2 Annual Meeting.

1.2.1 The annual meeting of stockholders shall be held on such date, time and place, either within or without the state of Delaware, as may be designated by resolution of the Board each year. At the meeting, directors shall be elected and any other proper business may be transacted.
1.2.2 The notice of the annual meeting of stockholders shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 20 days before the date of the meeting.

1.3 Special Meetings.

1.3.1 Who may request. A special meeting of the stockholders, for any purpose whatsoever, may be requested at any time by

(A) the Board,

(B) the president, or

(C) by one or more stockholders holding shares in the aggregate entitled to cast at least ten percent of the votes entitled to vote at the meeting.

1.3.2 Requirements of the Request. The request therefor shall:

(A) specify the
 (1) authority of the person or persons calling the meeting to call therefor,
 (2) nature of the business proposed to be transacted, and
(B) shall be delivered to the secretary of the corporation.

The secretary shall confirm that the person or persons requesting the meeting have the authority to do so.

1.3.3 Calling the Meeting. The president shall call the meeting by causing notice to be sent to all the stockholders entitled to vote at such meeting within six days of the receipt of such request. If the notice is not so given within six days after such receipt, the person or persons requesting the meeting may call the meeting and give the notice.

1.3.4 Timing and Location of Meeting. Special meetings shall be held not less than 10 days nor more than 20 days after being called. Special meetings shall be held at the principal office of the corporation.

1.3.5 Purpose of Meeting. No business may be transacted at a special meeting otherwise than specified in such notice.

1.4 Notices of Annual and Special Stockholder Meetings. The notice shall be signed by the persons giving notice, and shall specify:

(A) the place, date, and hour of the meeting, and instructions for remote attendance,

(B) in the case of a special meeting,

(1) the persons calling the meeting and their capacity in which they have so called the meeting,

(2) the general nature of the business to be transacted, and

(3) that no other business may be transacted,

(C) in the case of the annual meeting,

(1) those matters which the Board, at the time of giving the notice, intends to present for action

(2) that the meeting will consider any other properly presented business,

(D) in the case of a meeting at which directors are to be elected, the names of nominees whom, at the time of the notice, the persons calling the meeting intend to present for election, and

(E) in the case of a meeting at which approval of any of the following is to be sought, the general nature of the matter to be approved:

(1) a contract or transaction in which a director has a direct or indirect financial interest,

(2) an amendment of the articles of incorporation of the corporation or these bylaws,

(3) a sale, reorganization, sale of the assets, or dissolution, of the corporation, or

(4) any other matter required to be noticed by the Governing Law.

1.5 Quorum. The holders of a majority of the votes of the stock, issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum is not present or represented at any meeting of the stockholders, then either:

(A) the chairman of the meeting, or

(B) holders of a majority of the votes of the shares of stock entitled to vote who are present, in person or by proxy, shall have power to adjourn the meeting to another place (if any), date or time.

1.6 Adjourned Meeting; Notice. When a meeting is adjourned to another place (if any), date or time, unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place (if any), thereof and the means of remote communications by which stockholders and proxy holders may be deemed to be present and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that

might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the place (if any), date and time of the adjourned meeting and the means of remote communications by which stockholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.7 Organization; Conduct of Business

1.7.1 Such person as the Board may have designated or, in the absence of such a person, the chief executive officer, or in his or her absence, the president or, in his or her absence, such person as may be chosen by the holders of a majority of the votes of the shares entitled to vote who are present shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the secretary of the corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

1.7.2 The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including the manner of voting and the conduct of business. The date and time of opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

1.8 Voting.

1.8.1 The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.11, subject to the Governing Law (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

1.8.2 Except as may be otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

1.9 Waiver of Notice. Whenever notice is required to be given under any provision of the Governing Law or of the certificate of incorporation or these Bylaws, a waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any waiver of notice unless so required by the certificate of incorporation or these Bylaws.

1.10 Stockholder Action by Consent Without a Meeting.

1.10.1 Unless otherwise provided in the certificate of incorporation, any action required to be taken at any annual or special meeting of stockholders of the corporation, or any action that may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote if a consent, setting forth the action so taken, is

(A) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and

(B) delivered to the corporation in accordance with the Governing Law.

1.10.2 Every consent shall bear the date of signature of each stockholder who signs the consent and no consent shall be effective to take the corporate action referred to therein unless, within 60 days of the date the earliest dated consent is delivered to the corporation, a consent or consents signed by holders of a sufficient number of votes to take action are delivered to the corporation in the manner prescribed in this Section 1.10. Any such consent shall be delivered in accordance with the Governing Law.

1.10.3 If the action which is consented to is such as would have required the filing of a certificate under any section of the Governing Law if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that notice and consent have been given as provided in the Governing Law.

1.11 Record Date for Stockholder Notice; Voting; Giving Consents. In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than 30 nor less than 20 days before the date of such meeting, nor more than 30 days prior to any other action. If the Board does not so fix a record date:

(A) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(B) The record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first consent is delivered to the corporation.

(C) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, if such adjournment is for thirty (30) days or less; provided, however, that the Board may fix a new record date for the adjourned meeting.

1.12 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by an instrument in writing filed with the secretary of the corporation.

(A) A proxy shall not be valid after the expiration of the day preceding the 12 month anniversary of its date of execution unless otherwise provided in the proxy.

(B) Any proxy duly executed continues in full force and effect unless earlier revoked by:

(1) the person executing it prior to the vote pursuant thereto by a written revocation delivered to the corporation, or

(2) presentation of a duly executed proxy bearing a later date, or

(3) attendance at the meeting and voting in person by the person executing the proxy, or

(4) receipt by the secretary of the corporation of written notice of the death or incapacity of the maker before the vote is counted.

The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of the Governing Law.

ARTICLE SECOND: DIRECTORS

2.1 Powers. Subject to the provisions of the Governing Law and any limitations in the certificate of incorporation or these Bylaws relating to action required to be approved by the stockholders or by the outstanding shares, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board.

2.2 Number of Directors. The Board shall consist of one or more members. This number may be set or changed by a resolution of the incorporator of the corporation, of the Board or of the stockholders. No reduction of the authorized number of directors shall have the effect of removing any director before such director's term of office expires.

2.3 Election, Qualification and Term of Office of Directors.

2.3.1 Except as provided in Section 2.4, and unless otherwise provided in the certificate of incorporation, directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting or a special meeting of stockholders called to elect directors. Directors need not be stockholders unless so required by the certificate of incorporation or these Bylaws, wherein other qualifications for directors may be prescribed. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

2.3.2 Unless otherwise specified in the certificate of incorporation, elections of directors need not be by written ballot.

2.4 Resignation and Vacancies.

2.4.1 Any director may resign at any time upon notice to the attention of the Secretary of the corporation. When one or more directors so resigns and the resignation is effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this Section 2.4 in the filling of other vacancies.

2.4.2 Unless otherwise provided in the certificate of incorporation or these Bylaws:

(A) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(B) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected

by such class or classes or series thereof then in office, or by a sole remaining director so elected, or if no such director is in office, by a majority of all directors then in office, although less than a quorum, or by a sole remaining director.

(C) If at any time, by reason of death or resignation or other cause, the corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these Bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in the Governing Law.

(D) If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole board (as constituted immediately prior to any such increase), then the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of the Governing Law as far as applicable.

2.5 Place of Meetings. The Board of the corporation may hold meetings, both regular and special, either within or outside the state of Delaware.

2.6 Regular Meetings. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the board.

2.7 Special Meetings; Notice. Special meetings of the board of directors may be called at any time by the chairman or the president or by any two directors. No agenda need be specified. Notice of such meeting shall be given in accordance with Section 4.

2.8 Quorum

2.8.1 At all meetings of the Board, a majority of the total number of directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

2.8.2 A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

2.9 Waiver Of Notice. Whenever notice is required to be given under any provision of the Governing Law or of the certificate of incorporation or these Bylaws, a waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors, or members of a committee of directors, need be specified in any waiver of notice unless so required by the certificate of incorporation or these Bylaws.

2.10 Board Action by Consent Without a Meeting. Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto.

2.11 Fees and Compensation of Directors. Unless otherwise restricted by the certificate of incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. No such compensation shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

2.12 Approval of Loans to Officers. The corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiary, including any officer or employee who is a director of the corporation or its subsidiary, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. The loan, guaranty or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in this Section 2.12 shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

2.13 Removal of Directors. Unless otherwise restricted by statute, by the certificate of incorporation or by these Bylaws, any director or the entire Board may be removed and/or replaced, with or without cause, by the holders of a majority of the shares then entitled to vote at any meeting called to elect a new director or board. If at any time a class or series of shares is entitled to elect one or more directors under authority granted by the certificate of incorporation, the provisions of this Section 2.13 shall apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.14 Chairman of the Board. The corporation may also have, at the discretion of the Board, a chairman of the Board who shall not be considered an officer of the corporation.

ARTICLE THIRD: COMMITTEES

3.1 Committees of Directors. The Board may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The Board may designate 1 or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, or in these Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters:

(A) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Governing Law to be submitted to stockholders for approval or

(B) adopting, amending or repealing any Bylaw of the corporation.

3.2 Committee Minutes. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 Meetings and Action of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of Section 2.5 (place of meetings and meetings by

telephone), Section 2.6 (regular meetings), Section 2.7 (special meetings and notice), Section 2.8 (quorum), Section 2.9 (waiver of notice), and Section 2.10 (action without a meeting), with such changes in the context of such provisions as are necessary to substitute the committee and its members for the Board and its members; provided, however, that the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee, that special meetings of committees may also be called by resolution of the Board and that notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these Bylaws.

ARTICLE FOURTH: NOTICES AND ATTENDANCE AT MEETINGS

4.1 Notices.

4.1.1 Manner of Delivery. To be effective, all notices, consents, waivers, proxies, demands and requests ("**Written Communications**") hereunder shall be in writing and may be delivered:

(A) personally or by email (effective immediately if delivered on a business day, otherwise the next business day) or

(B) by overnight courier (effective the next business day after acceptance by the courier) or

(C) certified or registered mail (effective the fourth business day after acceptance by the postal service), in each case to the last known address of the recipient without reported error. An affidavit of the secretary or an assistant secretary or of the transfer agent of the corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

4.1.2 Delivery to Entities. Delivery of any Written Communication to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership.

4.1.3 Transferees. In the event of the transfer of stock after delivery of a notice of and prior to the holding of the meeting it shall not be necessary to deliver notice of the meeting to the transferee.

4.1.4 Electronic Execution, Best Evidence. All Written Communications may be executed electronically and delivered electronically. Any copy, facsimile or other reliable reproduction of a Written Communication may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

4.2 Remote Attendance at Meetings. Attendance at all meetings of directors and stockholders may be made by remote communication systems which enable the users to hear and be heard. All notices of such meetings shall include instructions on how to attend such meetings using remote communication systems.

4.3 Waiver of Notice of Meetings.

(A) Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted

which is not excepted from the consent or to the consideration of which no objection for want of notice is made at the time.

(B) If any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

4.4 Waiver of Other Notices. Whenever any notice whatever is required to be given under the provisions of the statutes, of the certificate of incorporation or of these bylaws, a waiver thereof, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE FIFTH: OFFICERS

5.1 Officers. The officers of the corporation shall be a president, a treasurer and a secretary. The corporation may also have, at the discretion of the Board, a chief executive officer, a chief financial officer, a treasurer, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and any such other officers as may be appointed in accordance with the provisions of Section 5.3. Any number of offices may be held by the same person.

5.2 Appointment of Officers. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 or Section 5.5, shall be appointed by the Board, subject to the rights, if any, of an officer under any contract of employment.

5.3 Subordinate Officers. The Board may appoint, or empower the chief executive officer or the president to appoint such other officers and agents as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these Bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

5.4.1 The officers of the corporation shall hold office at the pleasure of the Board. Any officer may be removed at any time by the Board and, in addition, by any officer upon whom the power of removal of such removed officer is conferred by the Board. Such removal shall not prejudice any contractual compensatory rights such removed officer may have.

5.4.2 Any officer may resign at any time by giving notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices. Any vacancy occurring in any office of the corporation shall be filled by the Board.

5.6 Chairman of the Board. The chairman of the board shall preside at meetings of the stockholders and the Board, and shall see that all orders and resolutions of the Board are carried into effect.

5.7 Chief Executive Officer.

5.7.1 Subject to such supervisory powers, if any, as may be given by the Board to the chairman of the board, if any, the chief executive officer of the corporation (if such an officer is appointed) shall, subject to the control of the Board, have general supervision, direction, and control of the business and the officers of the corporation and shall have the general powers and duties of management usually vested in the office of chief executive officer of a corporation and shall have such other powers and duties as may be prescribed by the Board or these Bylaws.

5.7.2 The person serving as chief executive officer shall also be the acting President of the corporation whenever no other person is then serving in such capacity.

5.8 President.

5.8.1 Subject to such supervisory powers, if any, as may be given by the Board to the chairman of the board (if any) or the chief executive officer, the president shall have general supervision, direction, and control of the business and other officers of the corporation. He or she shall have the general powers and duties of management usually vested in the office of president of a corporation and such other powers and duties as may be prescribed by the Board or these Bylaws.

5.8.2 The person serving as president shall also be the acting chief executive officer, secretary or treasurer of the corporation, as applicable, whenever no other person is then serving in such capacity.

5.9 Vice Presidents. In the absence or disability of the chief executive officer and president, the vice presidents, if any, in order of their rank as fixed by the Board or, if not ranked, a vice president designated by the Board, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board, these Bylaws, the president or the chairman of the board.

5.10 Secretary.

5.10.1 The secretary shall keep or cause to be kept, at the principal executive office of the corporation or such other place as the Board may direct, a book of minutes of all meetings and actions of directors, committees of directors, and stockholders. The minutes shall show the time and place of each meeting, the names of those present at directors' meetings or committee meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof.

5.10.2 The secretary shall keep, or cause to be kept, at the principal executive office of the corporation or at the office of the corporation's transfer agent or registrar, as determined by resolution of the Board, a share register, or a duplicate share register, showing the names of all stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates, if any, evidencing such shares, and the number and date of cancellation of every certificate, if any, surrendered for cancellation.

5.10.3 The secretary shall give, or cause to be given, notice of all meetings of the stockholders and of the Board required to be given by law or by these Bylaws. He or she shall have such other powers and perform such other duties as may be prescribed by the Board or by these Bylaws.

5.11 Chief Financial Officer.

5.11.1 The chief financial officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings

and shares. The books of account shall at all reasonable times be open to inspection by any member of the Board.

5.11.2 The chief financial officer shall render to the chief executive officer, the president, or the Board, upon request, an account of all his or her transactions as chief financial officer and of the financial condition of the corporation. He or she shall have the general powers and duties usually vested in the office of chief financial officer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws.

5.11.3 The person serving as the chief financial officer shall also be the acting treasurer of the corporation whenever no other person is then serving in such capacity. Subject to such supervisory powers, if any, as may be given by the Board to another officer of the corporation, the chief financial officer shall supervise and direct the responsibilities of the treasurer whenever someone other than the chief financial officer is serving as treasurer of the corporation.

5.12 Treasurer.

5.12.1 The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records with respect to all bank accounts, deposit accounts, cash management accounts and other investment accounts of the corporation. The books of account shall at all reasonable times be open to inspection by any member of the Board.

5.12.2 The treasurer shall deposit, or cause to be deposited, all moneys and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. He or she shall disburse the funds of the corporation as may be ordered by the Board and shall render to the chief financial officer, the chief executive officer, the president or the Board, upon request, an account of all his or her transactions as treasurer. He or she shall have the general powers and duties usually vested in the office of treasurer of a corporation and shall have such other powers and perform such other duties as may be prescribed by the Board or these Bylaws.

5.12.3 The person serving as the treasurer shall also be the acting chief financial officer of the corporation whenever no other person is then serving in such capacity.

5.13 Representation of Shares of Other Corporations. The chairman of the board, the chief executive officer, the president, any vice president, the chief financial officer, the secretary or assistant secretary of this corporation, or any other person authorized by the Board or the chief executive officer or the president or a vice president, is authorized to vote, represent, and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by the person having such authority.

5.14 Authority and Duties of Officers. In addition to the foregoing authority and duties, all officers of the corporation shall respectively have such authority and perform such duties in the management of the business of the corporation as may be designated from time to time by the Board or the stockholders.

ARTICLE SIXTH: INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES, AND OTHER AGENTS

6.1 Indemnification of Directors and Officers. The corporation shall, to the maximum extent and in the manner permitted by the Governing Law, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an

agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person

(A) who is or was a director or officer of the corporation,

(B) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or

(C) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.2 Indemnification of Others. The corporation shall have the power, to the maximum extent and in the manner permitted by the Governing Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person

(A) who is or was an employee or agent of the corporation,

(B) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or

(C) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

6.3 Payment of Expenses in Advance. Expenses incurred in defending any action or proceeding for which indemnification is required pursuant to Section 6.1 or for which indemnification is permitted pursuant to Section 6.2 following authorization thereof by the Board shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnified party is not entitled to be indemnified as authorized in this Section 6.

6.4 Indemnity not Exclusive. The indemnification provided by this Section 6 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the certificate of incorporation.

6.5 Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of the Governing Law.

6.6 Conflicts. No indemnification or advance shall be made under this Section 6, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears that it would be inconsistent with:

(A) a provision of the certificate of incorporation, these Bylaws, a resolution of the stockholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(B) any condition expressly imposed by a court in approving a settlement.

ARTICLE SEVENTH: RECORDS AND REPORTS

7.1 Maintenance and Inspection of Records.

7.1.1 The corporation shall, either at its principal executive offices or at such place or places as designated by the Board, keep a record of its stockholders listing their names and addresses and the number and class of shares held by each stockholder, a copy of these Bylaws as amended to date, accounting books, and other records.

7.1.2 Any stockholder of record holding at least ten percent of the votes then eligible to vote at an annual meeting, in person or by attorney or other agent, shall, upon demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other financial books and records and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to such person's interest as a stockholder. In every instance where an attorney or other agent is the person who seeks the right to inspection, the demand under oath shall be accompanied by a power of attorney or such other writing that authorizes the attorney or other agent to so act on behalf of the stockholder. The demand under oath shall be directed to the corporation at its registered office in Delaware or at its principal place of business.

7.1.3 A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in each such stockholder's name, shall be open to the examination of any such stockholder for a period of at least ten days prior to the meeting in the manner provided by law. The stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

7.2 Inspection by Directors. Any director shall have the right to examine the corporation's stock ledger, a list of its stockholders, and its other books and records for a purpose reasonably related to his or her position as a director. The Court of Chancery is hereby vested with the exclusive jurisdiction to determine whether a director is entitled to the inspection sought. The Court may summarily order the corporation to permit the director to inspect any and all books and records, the stock ledger, and the stock list and to make copies or extracts therefrom. The Court may, in its discretion, prescribe any limitations or conditions with reference to the inspection, or award such other and further relief as the Court may deem just and proper.

ARTICLE EIGHT: GENERAL MATTERS

8.1 Checks. From time to time, the Board shall determine by resolution which person or persons may sign or endorse all checks, drafts, other orders for payment of money, notes or other evidences of indebtedness that are issued in the name of or payable to the corporation, and only the persons so authorized shall sign or endorse those instruments.

8.2 Execution of Corporate Contracts and Instruments. The Board, except as otherwise provided in these Bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or

execute any instrument in the name of and on behalf of the corporation; such authority may be general or confined to specific instances. Unless so authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

8.3 Stock Certificates and Notices; Uncertificated Stock; Partly Paid Shares

8.3.1 The shares of the corporation may be certificated or uncertificated, as provided under the Governing Law, and shall be entered in the books of the corporation and recorded as they are issued. Any or all of the signatures on any certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

8.3.2 Within a reasonable time after the issuance or transfer of uncertificated stock, the corporation shall send to the record owner thereof a notice that shall set forth the name of the corporation, that the corporation is organized under the laws of the State of Delaware, the name of the stockholder, the number and class (and the designation of the series, if any) of the shares represented, and any restrictions on the transfer or registration of such shares of stock imposed by the corporation's certificate of incorporation, these Bylaws, any agreement among stockholders or any agreement between stockholders and the corporation.

8.3.3 The corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate, if any, issued to represent any such partly paid shares, or upon the books and records of the corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

8.4 Special Designation on Certificates and Notices of Uncertificated Stock. If the corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice to the record owner of uncertificated stock; provided, however, that, except as otherwise provided in the Governing Law, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the corporation shall issue to represent such class or series of stock or the notice to the record owner of uncertificated stock a statement that the corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

8.5 Lost Certificates. Except as provided in this Section 8.5, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the corporation and cancelled at the same time. The corporation may issue a new certificate of stock or notice of uncertificated shares in the place of any certificate previously issued by it, alleged to have been lost, stolen or destroyed, and the corporation may require the owner of the lost, stolen or destroyed certificate, or the owner's legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

8.6 Construction; Definitions. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the Governing Law shall govern the construction of these Bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

8.7 Dividends.

8.7.1 The directors of the corporation, subject to any restrictions contained in:

(A) the Governing Law, or

(B) the certificate of incorporation,

may declare and pay dividends upon the shares of its stock. Dividends may be paid in cash, in property, or in shares of the corporation's stock.

8.7.2 The directors of the corporation may set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the corporation, and meeting contingencies.

8.8 Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board and may be changed by the Board.

8.9 Transfer of Stock. Upon receipt by the corporation or the transfer agent of the corporation of proper transfer instructions from the record holder of uncertificated shares or upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the corporation to issue a new certificate or uncertificated shares to the person entitled thereto, cancel the old certificate, if any, and record the transaction in its books.

8.10 Stock Transfer Agreements. The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the Governing Law.

8.11 Stockholders of Record. The corporation shall be entitled to recognize the exclusive right of a person recorded on its books as the owner of shares to receive dividends and to vote as such owner, shall be entitled to hold liable for calls and assessments the person recorded on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Governing Law.

8.12 Facsimile Signature. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board or a committee thereof.

8.13 References to Governing Law. The term Governing Law as used herein means the General Corporation Law of Delaware, at the time.

ARTICLE NINTH: AMENDMENTS

9.1 By Shareholders. These bylaws may be amended by a majority of the votes of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the shareholders, provided notice of intention to amend shall have been contained in the notice of the meeting.

9.2 By Directors. The Board may amend any section of these bylaws other than Section 1, Section 2, and this Section 9, including bylaws adopted by the shareholders, but the shareholders may from time to time specify particular provisions of these bylaws which shall not be amended by the Board.

***

As duly executed by the Shareholders and the Company's Board of Directors:

Melius Health LLC:

Vikram S Mehta

By: Sebastien Gaddini
By: Vikram Mehta

ALS Smardii LLC:

By: Alpesh Patel

The Company's Board of Directors:

Vikram S Mehta

By: Sebastien Gaddini By: Vikram Mehta By: Mathieu Gaddini

By: Alpesh Patel

SMARDII, INC
(The "Company")
SHAREHOLDERS' REGISTER OF SHARES
AS AMENDED ON OCTOBER 20th, 2020

NAME OF SHAREHOLDER	NUMBER OF SHARES	PERCENTAGE OF EQUITY
MELIUS HEALTH LLC	1,800,000 CLASS A SHARES 1,800,000 CLASS B SHARES 400,000 SERIES FP SHARES	80%
ALS SMARDII LLC	1,000,000 CLASS B SHARES	20%

TOTAL NUMBER OF SHARES **5,000,000** **100%**

***

As duly executed by the Shareholders and the Company's Board of Directors:

Melius Health LLC:

Vikram S Mehta

By: Sebastien Gaddini
By: Vikram Mehta

ALS Smardii LLC:

By: Alpesh Patel

The Company's Board of Directors:

By: Sebastien Gaddini

Vikram S Mehta
By: Vikram Mehta

By: Mathieu Gaddini

By: Alpesh Patel